Form 10KSB, Exhibit 13
period 2000-03-31
FIRST CONNECTICUT CAPITAL CORP/NEW/
filed 2000-06-21
CIK 730669

EXHIBIT 13



         THE FIRST CONNECTICUT CAPITAL CORPORATION

         Financial Statements as of and for the Years Ended March 31, 2000 and 1999 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Stockholders and Board of Directors
   of The First Connecticut Capital Corporation

We have audited the accompanying balance sheets of The First Connecticut Capital Corporation (the "Corporation") as of March 31, 2000 and 1999 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Corporation at March 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Hartford, CT


May 26, 2000



THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

BALANCE SHEETS, MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)




ASSETS                                                       2000           1999
------                                                       ----           ----

Cash and cash equivalents                                  $   327      $   385
Restricted cash                                                 42           53
Loans - net of allowance for loan losses of
            $45 in 2000 and $89 in 1999                      2,346          663
Loans held for sale                                            559          294
Partnership loans                                             --             30
Accrued interest receivable                                      6           10
Note receivable, net                                          --            357
Servicing rights                                               140           79
Fixed assets                                                    16           22
Deferred income taxes                                          554          421
Other assets                                                    44           55
                                                           -------      -------

TOTAL ASSETS                                               $ 4,034      $ 2,369
                                                           =======      =======


LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Line of credit                                             $ 1,718      $  --
Accounts payable and other accrued expenses                     45          232
                                                           -------      -------

TOTAL LIABILITIES                                            1,763          232
                                                           -------      -------

Commitments and contingencies (Note 8 and 10)

STOCKHOLDERS' EQUITY:
Common stock, no par value, stated value $.50
   per share, authorized 3,000,000 shares,
   issued and outstanding 1,173,382 shares                     587          587
Additional paid in capital                                   9,253        9,253
Accumulated deficit                                         (7,569)      (7,703)
                                                           -------      -------

TOTAL STOCKHOLDERS' EQUITY                                   2,271        2,137
                                                           -------      -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 4,034      $ 2,369
                                                           =======      =======


See notes to financial statements.

                                        2



THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

STATEMENTS OF INCOME YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                            2000            1999
                                                            ----            ----
INTEREST INCOME:
Interest and fees on loans                           $       509    $       328
                                                     -----------    -----------

INTEREST EXPENSE:
Interest expense on line of credit                            91           --
Other interest expense                                        19              9
                                                     -----------    -----------

TOTAL INTEREST EXPENSE                                       110              9

NET INTEREST INCOME                                          399            319

REDUCTION OF ALLOWANCE FOR LOANS                              44            261
                                                     -----------    -----------

NET INTEREST INCOME AFTER
   REDUCTION OF ALLOWANCE FOR LOANS                          443            580
                                                     -----------    -----------


OTHER OPERATING INCOME:
Servicing fees                                               246            122
Net gains on sales of loans held for sale                    140             79
Other fees                                                    36             34
                                                     -----------    -----------
    Total other operating income                             422            235
                                                     -----------    -----------

TOTAL INCOME                                                 865            815
                                                     -----------    -----------

OTHER OPERATING EXPENSES:

Officers' salaries                                           148            131
Other salaries                                                37             36
Directors' fees                                                3              5
Professional services                                         63             48
Miscellaneous taxes                                           22             16
Employee and general insurance                                39             37
Note receivable loss and other losses                        326           --
Loss on disposal of fixed assets                               2             14
Rent                                                          32             31
Amortization of servicing rights                              79             14
Corporate insurance expenses                                  20             12
Licenses, dues and subscriptions expenses                      7              7
Communications                                                11             11
Advertising and promotions                                     5              2
Stock record and other financial expenses                     16              5
Depreciation                                                   9             11
Equipment and auto rental                                     13              6
Postage expenses                                               5              7
Office supplies                                                7              7
Other                                                         20             25
                                                     -----------    -----------
    Total other operating expenses                           864            425
                                                     -----------    -----------

INCOME BEFORE INCOME TAXES                                     1            390
INCOME TAX BENEFIT                                          (133)          (418)
                                                     -----------    -----------

NET INCOME                                           $       134    $       808
                                                     ===========    ===========

INCOME PER COMMON SHARE (BASIC AND DILUTED)          $      0.11    $      0.69
                                                     ===========    ===========

Weighted average number of
  common shares outstanding (basic and diluted)        1,173,382      1,173,382
                                                     ===========    ===========

See notes to financial statements.

                                        3


THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                 COMMON STOCK
                                                 ------------                                                   TOTAL
                                          NUMBER OF                       PAID-IN           ACCUMULATED     STOCKHOLDERS'
                                            SHARES         AMOUNT         SURPLUS           DEFICIT              EQUITY

BALANCE, APRIL 1,1998                     1,173,382         $587          $9,253           ($8,511)             $1,329


Net Income                                     --            --             --                 808                808
                                        --------------    ----------    ------------    ----------------    ---------------

BALANCE, March 31,1999                    1,173,382          587           9,253            (7,703)             2,137



Net Income                                   --               --            --                 134               134

                                        --------------    ----------    ------------    ----------------    ---------------
BALANCE, March 31, 2000                   1,173,382         $587          $9,253           ($7,569)             $2,271
                                        ==============    ==========    ============    ================    ===============


See notes to financial statements.



THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS)

                                                                                2000        1999
                                                                                ----        ----
OPERATING ACTIVITIES
   Net income                                                               $    134    $    808
   Adjustments to reconcile net income to net cash
       used in operating activities:
       Deferred taxes                                                           (139)       (421)
       Loss on disposal of fixed assets                                            2          14
       Note receivable loss and other losses                                     326        --
       Net gain on sales of loans held for sale                                 (140)        (79)
       Reduction of allowance for loan losses                                    (44)       (261)
       Depreciation                                                                9          11
       Amortization of servicing rights                                           79          14
       Interest accretion on note receivable                                     (15)        (27)
       Origination of loans held for sale                                    (12,182)     (8,146)
       Proceeds from sales of loans held for sale                             11,917       7,946
       Decrease in accrued interest receivable                                     4          11
       Decrease (increase) in other assets                                        11         (20)
       (Decrease) increase in accounts payable and other accrued expenses       (187)         90
       Decrease (increase) in restricted cash                                     11          (4)
                                                                            --------    --------

            Net cash used in operating activities                               (214)        (64)
                                                                            --------    --------
INVESTING ACTIVITIES
      Originations of loans                                                   (1,718)       (506)
      Principal collected on loans                                                79         570
      Proceeds from sale of  fixed assets                                          1           3
      Purchases of fixed assets                                                   (4)        (13)
                                                                            --------    --------

            Net cash (used in) provided by investing activities               (1,642)         54
                                                                            --------    --------
FINANCING ACTIVITIES
     Increase in line of credit borrowings                                     1,718        --
     Principal collected on note receivable                                       50         120
     Decrease in Partnership loans                                                30          61
                                                                            --------    --------

            Net cash provided by financing activities                          1,798         181
                                                                            --------    --------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                 (58)        171

CASH AND CASH EQUIVALENTS, BEGINNING                                             385         214
                                                                            --------    --------

CASH AND CASH EQUIVALENTS, ENDING                                           $    327    $    385
                                                                            ========    ========

See notes to financial statements.


THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         LOANS - Loans are generally recorded at the principal amount outstanding. Interest rates on loans are fixed at the time of issuance and are based upon current market rates at the time. Outstanding loans are payable in a variety of methods over a term generally not exceeding one year, all are collateralized by liens on real properties; a few of such properties are subject to prior liens. Interest income on loans is recognized based on rates applied to principal amounts outstanding. In connection with most loans, the borrower also pays a nonrefundable fee to the Corporation. Loans are generally placed on nonaccrual status when they become 180 days past due or earlier, if the loan is considered impaired. Any unpaid amounts previously accrued on these loans are reversed from income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of the outstanding principal is not in question. Loans are removed from non-accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectibility of principal and interest.

         LOANS HELD FOR SALE - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance charged to income.

         ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is determined by management on a loan-by-loan basis. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as geographic location, assessment of collateral quality, appraisals of significant collateral and other conditions that may affect the borrower's ability to repay.

         Certain impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent.

         CONCENTRATION OF CREDIT RISKS - The nature of the Corporation's business is to fund and service mortgages to qualified borrowers within the northeastern United States, and more localized in the state of Connecticut where management has the most experience. The mortgage loans are predominately collateralized with residential properties; however, there are a few smaller commercial properties as well as some vacant land. The Corporation maintains a strict real estate appraisal policy as well as underwriting guidelines.

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------


NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

         CASH AND CASH EQUIVALENTS - The Corporation has defined cash as including cash on hand and cash in interest bearing and noninterest bearing operating bank accounts. Highly liquid investments such as time deposits with an original maturity of three months or less are considered to be cash equivalents.

         RESTRICTED CASH - Restricted cash is composed of a certificate of deposit, which is being maintained as collateral for the Corporation's standby letter of credit.

         INCOME TAXES - The Corporation follows the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

         FIXED ASSETS - Fixed assets are carried at original cost. Depreciation is provided for primarily by using accelerated depreciation methods over the estimated service lives as follows:

                  Improvements                       31 years
                  Furniture and fixtures             3-5 years
                  Equipment                          3-5 years
                  Automobiles                        3 years

         MORTGAGE SERVICING RIGHTS - The Corporation recorded an asset related to servicing of loans. This asset is affected by the predominant risk characteristics of the underlying financial assets and, accordingly, the Corporation periodically assesses the asset for impairment. Since the underlying financial assets primarily represent loans collateralized by first mortgages, the servicing rights asset encompasses risks commonly associated with mortgage loans. Estimation of a valuation allowance to reduce the servicing rights asset to fair value involves evaluating the characteristics of the underling assets including interest rates, estimated remaining lives, dates of origination, terms, and geographic location. No valuation allowance was recorded at March 31, 2000 and 1999, based on the characteristics of the underlying financial assets.

         INCOME PER COMMON SHARE - Basic earning per share ("EPS") is based on the weighted average number of common shares outstanding for the period, excluding the effects of any potentially dilutive securities. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.
                                        7

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------


NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

         STOCK OPTIONS - As allowed by Financial Accounting Standard No. 123, the Corporation accounts for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ significantly from those estimates.

         NEW ACCOUNTING PRONOUNCEMENTS - In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those assets and liabilities at fair value. This statement is effective for the fiscal years beginning after June 15, 2000. Management does not believe that adoption of this standard will significantly impact the Corporation's financial statements.

         RECLASSIFICATIONS - Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

2.       PARTNERSHIP

         On March 21, 1997, the Corporation formed a Limited Partnership (the "Limited Partnership") known as First Connecticut Capital Mortgage Fund A, Limited Partnership of which the Corporation is the General Partner. The purpose of this entity is to sell units in the Limited Partnership to investors in a private placement, up to a maximum of $5,000 in $50 units, for the purpose of funding a short-term Portfolio Loan Program for the Limited Partnership. The limited partners will be restricted to investors who qualify as "Accredited Investors", as defined in Regulation D, promulgated under the Securities Act of 1933. This program generates income to the Corporation in the form of loan origination fees and servicing fees in excess of a guaranteed income return to the limited partners in connection with mortgage loans that would be purchased by the Limited Partnership from the funds invested by the limited partner.

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------


NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

         As of March 31, 2000 and 1999, the Corporation had a one-percent interest in the Limited Partnership with a recorded investment balance of $13, which is accounted for on the equity method of accounting. The following presents unaudited summarized financial information for the Limited Partnership as of and for the years ended December 31, 1999 and 1998, the Limited Partnership's fiscal year end:
                                                                 1999      1998
                                                                 ----      ----

 Total Assets
(principally consisting of mortgages receivable)               $4,451     $3,622
 Total Liabilities                                                 41         36
 Total Partnership Capital                                      4,410      3,586
 Total Revenues                                                   508        245
 Net income                                                         2          9

3.       LOANS AND ALLOWANCE FOR LOAN LOSSES

         Loans and allowance for loan losses at March 31, are as follows:

                                                          2000             1999
                                                          ----             ----

         Loans                                           $2,391          $  752
         Allowance for loan losses                          (45)            (89)
                                                         ------          -------

         Total                                          $ 2,346          $  663
                                                        =======          ======

         Changes in the allowance for loan losses are summarized as follows for the years ended March 31:
                                                          2000             1999
                                                          ----             ----

         Beginning balance                           $      89         $    350
         Reduction of allowance for loan losses            (44)            (261)
                                                     ---------         --------

         Ending balance                              $      45         $     89
                                                     =========         ========

         At March 31, 2000, the Corporation has a recorded investment in impaired loans of $135 and a related allowance for investment losses of $45, as compared to $184 of impaired loans and a related allowance for investment losses of $89 at March 31, 1999. The average recorded investment in impaired loans for the years ended March 31, 2000 and 1999 was $160 and $461, respectively, and the income recorded on these loans identified as impaired totaled $30 and $63, respectively.

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


         Loans on which the accrual of interest has been discontinued amounted to approximately $14 for March 31, 1999, there was no such interest discontinued for March 31, 2000. If those loans had been current throughout their terms, interest income would have increased $12 for the year ended March 31, 1999.

4.       FIXED ASSETS

         At March 31, the costs and related accumulated depreciation of the Corporation's fixed assets were as follows:

                                                        2000         1999
                                                        ----         ----

                  Improvements                       $     7       $    7
                  Equipment                               40          145
                                                     -------       ------
                  Fixed assets at cost                    47          152
                  Accumulated depreciation               (31)        (130)
                                                     -------       ------
                  Fixed assets-net                   $    16       $   22
                                                     =======       ======

5.       INCOME TAXES

         The income tax benefit consists of the following for the years ended March 31:

                                                            2000           1999
                                                            ----           ----
     Current:
              Federal                                      $--            $--
              State                                            6              3
                                                           -----          -----
     Total current:                                            6              3
                                                           -----          -----

     Deferred:
              Federal                                       --               55
              State                                         --               13
                                                           -----          -----
     Total deferred                                         --               68
                                                           -----          -----

     Valuation allowance adjustment:
              Federal                                       (136)          (451)
              State                                           (3)           (38)
                                                           -----          -----
     Total adjustment                                       (139)          (489)
                                                           -----          -----

     Total income tax benefit                              $(133)         $(418)
                                                           =====          =====

         The state income tax currently payable for both years consist of the minimum tax and tax on capital.

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

         A reconciliation of the income tax benefit computed by applying the federal statutory rate to income before income taxes to the actual income tax benefit for the years ended March 31 is as follows:

                                                           2000            1999
                                                           ----            ----
         Income tax provision
           at statutory rate                           $      2          $  136
         State income tax, net of
           federal benefit                                    4              11
         Valuation allowance adjustment                    (139)           (489)
         Other                                               --              51
         Benefit of net operating loss carryforward
           for which no asset was previously
           recognized                                        --            (127)
                                                         ------         -------
         Total                                           $( 133)          $(418)
                                                         ======         =======

The components of the net deferred tax asset at March 31 are as follows:

                                                       2000              1999
                                                       ----              ----
         Deferred tax asset:
           Net operating loss carryforward           $2,783            $2,840
           Valuation allowance                       (2,229)           (2,419)
                                                     ------            ------
           Net deferred tax asset                    $  554            $  421
                                                     ======            ======

         The deferred tax asset results from net operating loss carryforwards
         (NOLS). Management has evaluated the available evidence about future taxable income. The valuation allowance reduces the deferred tax asset related to the NOLS to management's best estimate of the amount of such deferred tax asset that more likely than not will be realized. The valuation allowance was reduced by $190 and $876 for the years ended March 31, 2000 and 1999, respectively, primarily due to an increase in the estimated realizability of the deferred tax asset.

         At March 31, 2000, the Corporation had available federal and state net operating loss carryforwards of $9,115 and $579, respectively, for income tax purposes, which expire from 2001 to 2015.

6.       LINE OF CREDIT

         On December 7, 1999, the Corporation closed its second Commercial Line of Credit with The Hudson United Bank (formerly Lafayette American Bank & Trust Company). This $2,000 line of credit is for a term of one year and interest is computed at 2.5% over the Wall Street Prime Rate (11.5% at March 31, 2000). This line is collateralized by an assignment of notes and mortgages equal to the amount of the loan. At March 31, 2000, there was $1,718 advanced on this line of credit. There were no advances outstanding on the previous line of credit at March 31, 1999.

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

7.       TRANSACTIONS WITH AFFILIATES

         Affiliates include directors and officers of the Corporation and members of their immediate families and companies which have a 5% or more ownership in the Corporation.

         Legal services, including representation of the Corporation on the closing of all new loans, foreclosure proceedings on delinquent loans and general corporate and security matters, are provided by a firm in which a director is a principal. Fees for these services were $1 and $5 for the years ended March 31, 2000 and 1999, respectively.

         As of March 31, 2000, the Corporation has a $120 loan outstanding to CF Industries, Inc. The President of CF Industries, Inc. is a director of the Corporation. The loan is collateralized by a first mortgage on property owned by CF Industries, Inc., and is personally guaranteed by the director. The Loan Committee and the Board of Directors approved the loan which was granted at terms equivalent to other arm's length transactions entered into by the Corporation.

8.       COMMITMENTS AND CONTINGENCIES

         The Corporation has a $40 letter of credit outstanding as of March 31, 2000 and 1999 at a stated interest rate of 2 % per annum related to obtaining its Connecticut license as a First Mortgage Loan-Lender/Broker. The letter of credit expires February 9, 2002. At March 31, 2000 and 1999, restricted cash includes a $42 and $53 certificate of deposit, which is being maintained as collateral for the letter of credit.

         As of March 31, 2000 and 1999, the Corporation had outstanding loan commitments of $2,633 and $2,180, respectively.

9.       STOCK OPTIONS

         The Corporation has a compensatory stock option plan (the "Plan") which enables the granting of options to officers to purchase shares of the Corporation's common stock at prices equal to fair value at the date of grant. Options expire within five years of grant.

         During the year ended March 31, 1999, 60,000 options were granted at an exercise price of $1.21. No options were granted, exercised or canceled during the year ended March 31, 2000. No compensation cost has been recognized for stock options awarded under the Plan. Had compensation costs for the Corporation's stock option plan been determined based on the fair value at grant dates, the Corporation's net income for the year ended March 31, 1999 would have decreased by $39.

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------


NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

10.      LEASES

         The Corporation leases office space and equipment for use in operations. The leases generally provide that the Corporation pays taxes, insurance and maintenance expenses. Some leases contain renewal options, and rent payments change in accordance with changes in the Consumer Price Index. Rental expense relating to cancelable and noncancelable operating leases amounted to $32 and $31 for the years ended March 31, 2000 and 1999, respectively.

         As of March 31, 2000, future minimum rental payments required under noncancelable operating leases were as follows:

                      Year Ending
                       MARCH 31,
                      -----------
                       2001                 $47
                       2002                  36
                       2003                   4
                                            ---

                           TOTAL            $87
                                            ===

11.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         Methods and assumptions for estimating the fair value of the Company's financial instruments are set forth below. Fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction costs.


         LOANS - Substantially all of the Corporation's loans have a maturity of one year or less. For loans considered to be impaired under FASB 114, the estimated fair value for loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or on recent external appraisals or other available market information if the loan is collateral dependent. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information and specific borrower information.


         LOANS HELD FOR SALE - For loans held for sale fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

THE FIRST CONNECTICUT CAPITAL CORPORATION
-----------------------------------------

NOTES TO FINANCIAL STATEMENTS - continued
YEARS ENDED MARCH 31, 2000 AND 1999
(DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


         MORTGAGE SERVICING RIGHTS - The Corporation estimates fair value for its servicing rights by discounting expected net cash flows through maturity from servicing activities at market discount rates that reflect the credit and interest rate risk inherent in the servicing rights.

         NOTE RECEIVABLE - The fair value of the note receivable was estimated by discounting future cash flows at a then current market rate of interest.

         OTHER ON-BALANCE SHEET FINANCIAL INSTRUMENTS - Other on-balance sheet financial instruments include cash and cash equivalents, restricted cash, accrued interest receivable and a line of credit. The carrying value of each of these financial instruments is a reasonable estimation of fair value.

         The carrying values were equal to the estimated fair values of cash and cash equivalents, restricted cash, loans, loans held for sale, mortgage servicing rights, note receivable, and accrued interest receivable as of March 31, 2000 and 1999.

         LIMITATIONS - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.