Form 10KSB, Exhibit 13
period 2001-03-31
FIRST CONNECTICUT CAPITAL CORP/NEW/
filed 2001-06-06
CIK 730669

EXHIBIT 13



                    THE FIRST CONNECTICUT CAPITAL CORPORATION

                              FINANCIAL STATEMENTS
                        AND INDEPENDENT AUDITORS' REPORT

                          AS OF AND FOR THE YEARS ENDED
                             MARCH 31, 2001 AND 2000

                    THE FIRST CONNECTICUT CAPITAL CORPORATION
              FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                   FOR THE YEARS ENDED MARCH 31, 2001 AND 2000



                                TABLE OF CONTENTS

                                                                     PAGE

INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:

             Balance Sheets                                             2

             Statements of Income                                       3

             Statements of Changes in Stockholders' Equity              4

             Statements of Cash Flows                                   5

             Notes to Financial Statements                              6

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of The First Connecticut Capital Corporation:

We have audited the balance sheet of The First Connecticut Capital Corporation (a Connecticut corporation) as of March 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of The First Connecticut Capital Corporation as of March 31, 2000, were audited by other auditors whose report dated May 26, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of The First Connecticut Capital Corporation as of March 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ SASLOW LUFKIN & BUGGY, LLP
------------------------------
Saslow Lufkin & Buggy, LLP
Hartford, CT

April 27, 2001



                    The First Connecticut Capital Corporation
                                 Balance Sheets
                             March 31, 2001 and 2000
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)



                                     ASSETS
                                     ------

                                                              2001        2000
                                                              ----        ----

Cash and cash equivalents                                   $   232     $   327
Restricted cash                                                  44          42
Loans, net of allowance of
   $80 in 2001 and $45 in 2000                                2,886       2,346
Loans held for sale                                             973         559
Accrued interest receivable                                       4           6
Mortgage servicing rights                                        72         140
Fixed assets                                                     15          16
Deferred income taxes                                           554         554
Other assets                                                     48          44
                                                            -------     -------
      Total assets                                          $ 4,828     $ 4,034
                                                            =======     =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES

Line of credit                                              $ 2,320     $ 1,718
Accounts payable and accrued expenses                            30          45
                                                            -------     -------
      Total liabilities                                       2,350       1,763

STOCKHOLDERS' EQUITY

Common stock, no par value, stated value
   $.50 per share, authorized 3,000,000 shares,
   issued and outstanding 1,173,382 shares                      587         587
Paid in capital                                               9,253       9,253
Accumulated deficit                                          (7,362)     (7,569)
                                                            -------     -------
        Total stockholders' equity                            2,478       2,271
                                                            -------     -------

        Total liabilities and stockholders' equity          $ 4,828     $ 4,034
                                                            =======     =======


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                    The First Connecticut Capital Corporation
                              Statements of Income
                   For the Years Ended March 31, 2001 and 2000
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)



                                                      2001          2000
                                                      ----          ----

INTEREST INCOME
Interest and fees on loans                       $       526   $       509
                                                 -----------   -----------

Interest expense on line of credit                       180            91
Other interest expense                                    15            19
                                                 -----------   -----------
        Total interest expense                           195           110
                                                 -----------   -----------

        Net interest income                              331           399

Provision for loan losses                                 35           (44)
                                                 -----------   -----------

        Net interest income after
          provision for loan losses                      296           443
                                                 -----------   -----------

OTHER OPERATING INCOME
Servicing fees                                           371           246
Net gains on sales of loans held for sale                 72           140
Other fees                                                26            36
                                                 -----------   -----------
        Total other operating income                     469           422
                                                 -----------   -----------

        Total income                                     765           865
                                                 ===========   ===========

OTHER OPERATING EXPENSES
Officers' salaries                                       152           148
Other salaries                                            44            37
Directors' fees                                            1             3
Professional services                                     26            63
Miscellaneous taxes                                       16            22
Employee and general insurance                            45            39
Note receivable loss and other losses                     --           326
Loss on disposal of fixed assets                          --             2
Rent                                                      31            32
Amortization of servicing rights                         140            79
Corporate insurance expenses                              22            20
Licenses, dues and subscriptions                           5             7
Communications                                            10            11
Advertising and promotions                                 4             5
Stock record and other financial expenses                 10            16
Depreciation                                               6             9
Equipment and auto rental                                 12            13
Postage, office and other expenses                        29            32
                                                 -----------   -----------
        Total other operating expenses                   553           864

Income before income taxes                               212             1
Income tax provision (benefit)                             5          (133)
                                                 -----------   -----------
        Net income                               $       207   $       134
                                                 ===========   ===========
Income per common share (basic and diluted)      $       .18   $       .11
                                                 ===========   ===========
Weighted average number of common shares
   outstanding (basic and diluted)               $ 1,173,382   $ 1,173,382
                                                 ===========   ===========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                    The First Connecticut Capital Corporation
                  Statements of Changes in Stockholders' Equity
                   For the Years Ended March 31, 2001 and 2000
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              TOTAL
                               COMMON STOCK        PAID-IN     ACCUMULATED STOCKHOLDERS'
                            SHARES     AMOUNT      CAPITAL       DEFICIT     EQUITY
                            ------     ------      -------    ------------ ------------

Balance, April 1, 1999    1,173,382   $     587   $   9,253   $  (7,703)   $   2,137

Net income                     --          --          --           134          134
                          ---------   ---------   ---------   ---------    ---------

Balance, March 31, 2000   1,173,382         587       9,253      (7,569)       2,271

Net income                     --          --          --           207          207
                          ---------   ---------   ---------   ---------    ---------

Balance, March 31, 2001   1,173,382   $     587   $   9,253   $  (7,362)   $   2,478
                          =========   =========   =========   =========    =========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                    The First Connecticut Capital Corporation
                            Statements of Cash Flows
                   For the Years Ended March 31, 2001 and 2000
                             (DOLLARS IN THOUSANDS)

                                                              2001        2000
                                                              ----        ----

OPERATING ACTIVITIES
Net income                                                $    207    $    134
Adjustments to reconcile net income to net
   cash used in operating activities:
Depreciation                                                     6           9
Provision for loan losses                                       35         (44)
Amortization of servicing rights                               140          79
   Net gain on sales of loans held for sale                    (71)       (140)
Interest accretion on note receivable                           --         (15)
   Loss on disposal of fixed assets                             --           2
   Deferred taxes                                               --        (139)
   Note receivable loss and other losses                        --         326
Origination of loans held for sale                         (12,699)    (12,182)
Proceeds from sales of loans held for sale                  12,285      11,917
Changes in assets and liabilities:
   (Increase) decrease in restricted cash                       (2)         11
   Decrease in accrued interest receivable                       2           4
   (Increase) decrease in other assets                          (4)         11
   Decrease in accounts payable and accrued expenses           (15)       (187)
                                                          --------    --------
Net cash used in operating activities                         (116)       (214)
                                                          --------    --------

INVESTING ACTIVITIES
Originations of loans                                         (603)     (1,718)
Principal collected on loans                                    27          79
Proceeds from sale of fixed assets                              --           1
Purchases of fixed assets                                       (5)         (4)
                                                          --------    --------
Net cash used in investing activities                         (581)     (1,642)
                                                          --------    --------

FINANCING ACTIVITIES
Increase in line of credit borrowings                          602       1,718
Principal collected on note receivable                        --            50
Decrease in partnership loans                                 --            30
                                                          --------    --------
Net cash provided by financing activities                      602       1,798
                                                          --------    --------

Decrease in cash                                               (95)        (58)

Cash, beginning of year                                        327         385
                                                          --------    --------

Cash, end of year                                         $    232    $    327
                                                          ========    ========

Supplemental disclosure of cash flow information:
Cash paid for interest                                    $    195    $    110
Cash paid for taxes                                       $      5    $      6


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS - The First Connecticut Capital Corporation (the "Corporation") is engaged in the mortgage banking business, which involves the origination, purchase, sale and servicing of mortgage loans secured by residential or commercial real estate. The Corporation's revenues consist of loan servicing fees, loan origination fees, interest on mortgage loans held prior to sale and gains from the sale of loans and mortgage servicing rights. Mortgage loans which are originated or purchased by the Corporation may be resold. The Corporation also engages in mortgage servicing of its own Portfolio Loan Program which includes the processing and administration of mortgage loan payments and remitting principal and interest to purchasers.

LOANS - Loans are generally recorded at the principal amount outstanding. Interest rates on loans are fixed at the time of issuance and are based upon current market rates at the time. Outstanding loans are payable in a variety of methods over a term generally not exceeding one year, all loans are collateralized by liens on real properties; a few of such properties are subject to prior liens. Interest income on loans is recognized based on rates applied to principal amounts outstanding. In connection with most loans, the borrower also pays a nonrefundable fee to the Corporation. Loans are generally placed on nonaccrual status when they become 180 days past due or earlier, if the loan is considered impaired. Any unpaid amounts previously accrued on these loans are reversed from income. Subsequent cash receipts are applied to the outstanding principal balance or to interest income if, in the judgment of management, collection of the outstanding principal is not in question. Loans are removed from non-accrual status when they become current as to both principal and interest and when subsequent performance reduces the concern as to the collectibility of principal and interest.

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

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION OF CREDIT RISKS - The nature of the Corporation's business is to fund and service mortgages to qualified borrowers within the northeastern United States, primarily in the state of Connecticut where management has the most experience. The mortgage loans are predominately collateralized by residential properties; however, there are a few smaller commercial properties as well as some vacant land. The Corporation maintains a strict real estate appraisal policy as well as underwriting guidelines.

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

INCOME TAXES - The Corporation follows the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

FIXED ASSETS - Fixed assets are carried at original cost. Depreciation is provided for primarily by using accelerated depreciation methods over the estimated service lives as follows:

                     Improvements                             31 years
                     Furniture and Fixtures                   3-5 years
                     Equipment                                3-5 years
                     Automobiles                              3 years

MORTGAGE SERVICING RIGHTS - The Corporation recorded an asset related to servicing of loans. This asset is affected by the predominant risk characteristics of the underlying financial assets and, accordingly, the Corporation periodically assesses the asset for impairment. Since the underlying financial assets primarily represent loans collateralized by first mortgages, the servicing rights asset encompasses risks commonly associated with mortgage loans. Estimation of a valuation allowance to reduce the servicing rights asset to fair value involves evaluating the characteristics of the underlying assets including interest rates, estimated remaining lives, dates of origination, terms, and geographic location. No valuation allowance was recorded at March 31, 2001 and 2000, based on the characteristics of the underlying financial assets.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of FASB's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

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

NEW ACCOUNTING PRONOUNCEMENTS - In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities at fair value. This statement is effective for the fiscal years beginning after June 15, 2000. Management does not believe that adoption of this standard will significantly impact the Corporation's financial statements.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 2 - PARTNERSHIP

On March 21, 1996, the Corporation formed a Limited Partnership (the "Limited Partnership") known as First Connecticut Capital Mortgage Fund A, Limited Partnership of which the Corporation is the General Partner. The purpose of this entity is to sell units in the Limited Partnership to investors in a private placement, up to a maximum of $5,000 in $50 units, for the purpose of funding a short-term Portfolio Loan Program for the Limited Partnership. The limited partners will be restricted to investors who qualify as "Accredited Investors", as defined in Regulation D, promulgated under the Securities Act of 1933. This program generates income to the Corporation in the form of loan origination fees and servicing fees in excess of a guaranteed income return to the limited partners in connection with mortgage loans that are purchased by the Limited Partnership from the funds invested by the limited partner.

The Corporation is in the process of establishing a second private placement offering to be known as First Connecticut Capital Mortgage Fund B, Limited Partnership (the "Limited Partnership Fund B") of which the Corporation is the General Partner. The purpose of the new Limited Partnership Fund B is to sell units to investors in a private placement, up to a maximum of $5,000 in $50 units, for the purpose of supplying additional funding to a short-term Portfolio Loan Program. The partners will also be limited to investors who qualify as "Accredited Investors".

As of March 31, 2001 and 2000, the Corporation had a one-percent interest in the Limited Partnership Fund A with a recorded investment balance of $13, which is accounted for on the equity method of accounting and included within other assets. The following presents unaudited summarized financial information for the Limited Partnership as of and for the years ended December 31, 2000 and 1999, the Limited Partnership's fiscal year end:

                                                        2000              1999
                                                        ----              ----
      Total assets (principally consisting
          of mortgages receivable)                 $    4,645        $    4,451
      Total liabilities                                    42                41
      Total partnership capital                         4,603             4,410
      Total revenues                                      560               508
      Net income                                           44                 2

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans and allowance for loan losses at March 31, are as follows:

                                                      2001              2000
                                                      ----              ----

      Loans                                        $    2,966       $     2,391
      Allowance for loan losses                           (80)              (45)
                                                   ----------       -----------
      Total                                        $    2,886       $     2,346
                                                   ==========       ===========

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Changes in the allowance for loan losses are summarized as follows for the years ended March 31:

                                                        2001              2000
                                                        ----              ----
      Beginning balance                           $       45        $       89
      Increase (reduction) of allowance
          for loan losses                                 35               (44)
                                                  ----------        ----------
      Ending balance                              $       80        $       45
                                                  ==========        ==========

At March 31, 2001, the Corporation has impaired loans of $348 and a related allowance of $80, as compared to $135 of impaired loans and a related allowance for investment losses of $45 at March 31, 2000.

The average impaired loans for the years ended March 31, 2001 and 2000 was $241 and $160, respectively, and the income recorded on these loans identified as impaired totaled $20 and $30, respectively. Loans on which the accrual of interest has been discounted amount to $215 for the year ended March 31, 2001. There has been no discounted interest accrual on loans for March 31, 2000. If those loans had been current throughout their term, interest income would have increased $30 for the year ended March 31, 2001.

NOTE 4 - FIXED ASSETS

At March 31, the costs and related accumulated depreciation of the Corporation's fixed assets were as follows:

                                                      2001            2000
                                                      ----            ----
                  Improvements                     $        7      $        7
                  Equipment                                43              40
                                                   ----------      ----------
                  Fixed assets at cost                     50              47
                  Accumulated depreciation                (35)            (31)
                                                   ----------      ----------
                  Fixed assets - net               $       15      $       16
                                                   ==========      ==========

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)




NOTE 5 - INCOME TAXES

The income tax provision (benefit) consists of the following for the years ended March 31:

                                                      2001            2000
                                                      ----            ----
                  Current:
                     Federal                       $        -      $        -
                     State                                  5               6
                                                   ----------      ----------
                  Total current:                            5               6
                                                   ----------      ----------

                  Deferred:
                     Federal                                -            (136)
                     State                                  -              (3)
                                                   ----------      ----------
                  Total deferred                            -            (139)
                                                   ----------      ----------

                  Total income tax provision
                    (benefit)                      $        5      $     (133)
                                                   ==========      ==========

The state income tax currently payable for both years consists of the minimum tax and tax on capital.

A reconciliation of the income tax provision (benefit) computed by applying the federal and state statutory rates to income before taxes to the actual income tax provision (benefit) for the years ended March 31 is as follows:

                                                       2001             2000
                                                       ----             ----
             Federal income tax provision
                at statutory rate                  $       62       $        2
             State income tax, net of
                federal benefit                             5                4
             Valuation allowance adjustment               (62)            (139)
                                                   ----------       ----------
             Total                                 $       5        $     (133)
                                                   ==========       ==========

The components of the net deferred tax asset at March 31 are as follows:

                                                         2001             2000
                                                         ----             ----
             Deferred tax asset:
                Net operating loss carryforward    $    2,674       $    2,783
                Valuation allowance                    (2,120)          (2,229)
                                                   ----------       ----------
             Net deferred tax asset                $      554       $      554
                                                   ==========       ==========

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 5 - INCOME TAXES (CONTINUED)

The deferred tax asset results from net operating loss carryforwards (NOLS). Management has evaluated the available evidence about future taxable income. The valuation allowance reduces the deferred tax asset related to the NOLS to management's best estimate of the amount of such deferred tax asset that more likely than not will be realized. The valuation allowance was reduced by $109 and $190 for the years ended March 31, 2001 and 2000, respectively, primarily due to utilization of NOLS and an increase in the estimated realizability of the deferred tax asset.

At March 31, 2001, the Corporation had available federal and state net operating loss carryforwards of $8,871 and $96, respectively, for income tax purposes, which expire from 2002 to 2015.

NOTE 6 - LINE OF CREDIT

On December 15, 2000, the Corporation closed its second Commercial Line of Credit with The Hudson United Bank (formerly Lafayette American Bank & Trust Company). This $3,000 line of credit is for a term of one year and interest is computed at 2.5% over the Wall Street Prime Rate (11% at March 31, 2001). This line is collateralized by an assignment of notes and mortgages equal to the amount of the loan. At March 31, 2001 and 2000, there was $2,320 and $1,718 advanced on this line of credit, respectively.

NOTE 7 - TRANSACTIONS WITH AFFILIATES

Affiliates include directors and officers of the Corporation and members of their immediate families and companies which have a 5% or more ownership in the Corporation.

Legal services, including representation of the Corporation on the closing of all new loans, foreclosure proceedings on delinquent loans and general corporate and security matters are provided by a firm in which a director of the Corporation is a principal. Fees for these services were $1 for the years ended March 31, 2001 and 2000.

As of March 31, 2001, the Corporation has a $120 loan outstanding to CF Industries, Inc. The President of CF Industries, Inc. is a director of the Corporation. The loan is collateralized by a first mortgage on property owned by CF Industries, Inc. and is personally guaranteed by the director. The Loan Committee and the Board of Directors approved the loan which was granted at terms equivalent to other arm's length transactions entered into by the Corporation. A contract for a permanent take-out mortgage has been issued and it is anticipated that this loan will be paid in full within 2001.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 8 - COMMITMENTS AND CONTINGENCIES

The Corporation has a $40 letter of credit outstanding as of March 31, 2001 and 2000 at a stated interest rate of 2% per annum related to obtaining its Connecticut license as a First Mortgage Loan-Lender/Broker. The letter of credit expires February 9, 2002. At March 31, 2001 and 2000, restricted cash includes a $44 and $42 certificate of deposit, which is being maintained as collateral for the letter of credit.

As of March 31, 2001 and 2000, the Corporation had outstanding loan commitments of $2,969 and $2,633, respectively.

NOTE 9 - STOCK OPTIONS

The Corporation has a compensatory stock option plan (the "Plan") which enables the granting of options to officers to purchase shares of the Corporation's common stock at prices equal to fair value at the date of grant. Options expire within five years of grant.

During the year ended March 31, 1999, 60,000 options were granted under this Plan at an exercise price of $1.21. As of March 31, 2001 and 2000, 60,000 options were outstanding under the Plan.

No options were granted, exercised or canceled during the years ended March 31, 2001 and 2000. No compensation cost has been recognized for stock options awarded under the Plan.

NOTE 10 - LEASES

The Corporation leases office space and equipment for use in operations. The leases generally provide that the Corporation pays taxes, insurance and maintenance expenses. Some leases contain renewal options, and rent payments change in accordance with changes in the Consumer Price Index. Rental expense relating to cancelable and noncancelable operating leases amounted to $31 and $32 for the years ended March 31, 2001 and 2000, respectively.

As of March 31, 2001, future minimum rental payments required under noncancelable operating leases were as follows:

                       2002                      36
                       2003                       4
                                         ----------
                       Total             $       40
                                         ==========

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The carrying values were equal to the estimated fair values of cash and cash equivalents, restricted cash, loans, loans held for sale, mortgage servicing rights, note receivable, and accrued interest receivable as of March 31, 2001 and 2000.

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