Form 10KSB/A, Exhibit 13
period 2001-03-31
FIRST CONNECTICUT CAPITAL CORP/NEW/
filed 2002-02-14
CIK 730669

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



                                TABLE OF CONTENTS
                                -----------------

                                                                          PAGE
                                                                          ----

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

As discussed in Note 1 to the financial statements, based on information set forth in an independent portfolio valuation commissioned by the Corporation in connection with a possible sale of such assets, in January 2002 management determined that the values of certain previously reported loans were overstated in the Corporation's financial statements as of March 31, 2001. Accordingly, the 2001 financial statements have been restated to reflect this loan valuation reserve.

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Saslow Lufkin & Buggy, LLP
Hartford, CT

April 27, 2001, except for Note 1 "restatement of 2001 financial statements", and Note 6 "line of credit", as to which the date is February 12, 2002


                    THE FIRST CONNECTICUT CAPITAL CORPORATION
                                 BALANCE SHEETS
                             March 31, 2001 and 2000
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                     ASSETS
                                     ------

                                                     2001            2000
                                                     ----            ----

Cash and cash equivalents                      $      232       $     327
Restricted cash                                        44              42
Loans, net of allowance of
   $600 in 2001 and $45 in 2000                     2,366           2,346
Loans held for sale                                   973             559
Accrued interest receivable                             4               6
Mortgage servicing rights                              72             140
Fixed assets                                           15              16
Deferred income taxes                                 554             554
Other assets                                           48              44
                                               ----------       ---------
      Total assets                             $    4,308       $   4,034
                                               ==========       =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES

Line of credit                                $     2,320      $    1,718
Accounts payable and accrued expenses                  30              45
                                              -----------      ----------
      Total liabilities                             2,350           1,763

STOCKHOLDERS' EQUITY

Common stock, no par value, stated value
   $.50 per share, authorized 3,000,000
   shares, issued and outstanding
   1,173,382 shares                                  587              587
Paid in capital                                    9,253            9,253
Accumulated deficit                               (7,882)          (7,569)
                                              ----------          -------
        Total stockholders' equity                 1,958            2,271
                                              ----------          -------

        Total liabilities and
               stockholders' equity          $     4,308         $  4,034
                                             ============        =========





                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                          THESE FINANCIAL STATEMENTS.



                    The First Connecticut Capital Corporation
                              Statements of Income
                   For the Years Ended March 31, 2001 and 2000
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)




                                                                           2001                        2000
                                                                           ----                        ----

INTEREST INCOME
Interest and fees on loans                                      $           526             $           509
                                                                ---------------             ---------------

Interest expense on line of credit                                          180                          91
Other interest expense                                                       15                          19
                                                                ---------------             ---------------
        Total interest expense                                              195                         110
                                                                ---------------             ---------------

        Net interest income                                                 331                         399

Provision for loan losses                                                   555                         (44)
                                                                ---------------             ---------------

        Net interest (loss) income after
           provision for loan losses                                      (224)                        443
                                                                ----------------            ---------------

OTHER OPERATING INCOME
Servicing fees                                                              371                         246
Net gains on sales of loans held for sale                                    72                         140
Other fees                                                                   26                          36
                                                                ---------------             ---------------
        Total other operating income                                        469                         422
                                                                ---------------             ---------------

        Total income                                                        245                         865
                                                                ===============             ===============

OTHER OPERATING EXPENSES
Officers' salaries                                                          152                         148
Other salaries                                                               44                          37
Directors' fees                                                               1                           3
Professional services                                                        26                          63
Miscellaneous taxes                                                          16                          22
Employee and general insurance                                               45                          39
Note receivable loss and other losses                                         -                         326
Loss on disposal of fixed assets                                              -                           2
Rent                                                                         31                          32
Amortization of servicing rights                                            140                          79
Corporate insurance expenses                                                 22                          20
Licenses, dues and subscriptions                                              5                           7
Communications                                                               10                          11
Advertising and promotions                                                    4                           5
Stock record and other financial expenses                                    10                          16
Depreciation                                                                  6                           9
Equipment and auto rental                                                    12                          13
Postage, office and other expenses                                           29                          32
                                                                ---------------             ---------------
        Total other operating expenses                                      553                         864

(Loss) income before income taxes                                          (308)                          1
Income tax provision (benefit)                                                5                        (133)
                                                                ---------------             ---------------
        Net (loss) income                                       $          (313)            $           134
                                                                ===============             ===============
(Loss) income per common share (basic and diluted)              $         (.27)             $           .11
                                                                ===============             ===============
Weighted average number of common shares
   outstanding (basic and diluted)                              $     1,173,382             $     1,173,382
                                                                ===============             ===============


                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                           THESE FINANCIAL STATEMENTS.


                    The First Connecticut Capital Corporation
                  Statements of Changes in Stockholders' Equity
                   For the Years Ended March 31, 2001 and 2000
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


                                                                                     TOTAL
                                          COMMON STOCK      PAID-IN   ACCUMULATED   STOCKHOLDERS'
                                        SHARES    AMOUNT    CAPITAL    DEFICIT         EQUITY
                                        ------    --------  -------  ----------    ------------------

Balance, April 1, 1999                 1,173,382    $587    $9,253    $(7,703)       $ 2,137

Net income                                  --       --       --          134            134
                                       ---------    ----    ------    -------        -------

Balance, March 31, 2000                1,173,382     587     9,253     (7,569)         2,271

Net loss                                    --       --       --         (313)          (313)
                                       ---------    ----    ------    -------        -------

Balance, March 31, 2001                1,173,382    $587    $9,253    $(7,882)       $ 1,958
                                       =========    ====    ======    =======        =======











                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                           THESE FINANCIAL STATEMENTS.


                    The First Connecticut Capital Corporation
                            Statements of Cash Flows
                   For the Years Ended March 31, 2001 and 2000
                             (DOLLARS IN THOUSANDS)

                                                                 2001         2000
                                                                 ----         ----

OPERATING ACTIVITIES
Net (loss) income                                              $   (313)   $    134
Adjustments to reconcile net income to net
   cash used in operating activities:
Depreciation                                                          6           9
Provision for loan losses                                           555         (44)
Amortization of servicing rights                                    140          79
   Net gain on sales of loans held for sale                         (71)       (140)
Interest accretion on note receivable                              --           (15)
   Loss on disposal of fixed assets                                --             2
   Deferred taxes                                                  --          (139)
   Note receivable loss and other losses                           --           326
Origination of loans held for sale                              (12,699)    (12,182)
Proceeds from sales of loans held for sale                       12,285      11,917
Changes in assets and liabilities:
   (Increase) decrease in restricted cash                            (2)         11
   Decrease in accrued interest receivable                            2           4
   (Increase) decrease in other assets                               (4)         11
   Decrease in accounts payable and accrued expenses                (15)       (187)
                                                               --------    --------
Net cash used in operating activities                              (116)       (214)
                                                               --------    --------

INVESTING ACTIVITIES
Originations of loans                                              (603)     (1,718)
Principal collected on loans                                         27          79
Proceeds from sale of fixed assets                                 --             1
Purchases of fixed assets                                            (5)         (4)
                                                               --------    --------
Net cash used in investing activities                              (581)     (1,642)
                                                               --------    --------

FINANCING ACTIVITIES
Increase in line of credit borrowings                               602       1,718
Principal collected on note receivable                             --            50
Decrease in partnership loans                                      --            30
                                                               --------    --------
Net cash provided by financing activities                           602       1,798
                                                               --------    --------

Decrease in cash                                                    (95)        (58)

Cash, beginning of year                                             327         385
                                                               --------    --------

Cash, end of year                                              $    232    $    327
                                                               ========    ========

           Supplemental disclosure of cash flow information:
Cash paid for interest                                         $    195    $    110
Cash paid for taxes                                            $      5    $      6



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

RESTATEMENT OF 2001 FINANCIAL STATEMENTS - The Corporation engaged a loan portfolio valuation company to evaluate the Corporation's loan portfolio in 2001 in order to obtain an independent opinion as to a reasonable sales price for such loan assets on the secondary market and/or in connection with a private transaction. The portfolio valuation company noted that within the Corporation's loan portfolio are three SBIC loans that were originated in the early 1980's. The loan valuation company deemed these loans to be impaired due to the nature of their collateral (1st mortgage liens on select properties which may have environmental issues) as well as other negative factors. The portfolio valuation company rendered its opinion of the value of these loans based upon their observed market value as of April 2001. Based upon the objectives and parameters of the portfolio valuation and the fact that these loans were and continued to be fully performing, management initially concluded that these loans should not have been written down for financial statement purposes. In January 2002, however, management advised the Corporation's auditors of the opinion of the loan valuation company, in response to which the auditors advised management that, in accordance with Statement of Financial Accounting Standard No. 114 "Accounting by Creditors for Impairment of a Loan" impaired loans are to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent.

The Corporation has elected to write-down the three loans to the loans observable market prices based upon the above discussed appraisal. The effect of this restatement on the 2001 financial statements is to increase the provision for loan losses, decrease net income and decrease the Corporation's assets and stockholders' equity by $520. This restatement has caused the Corporation to violate select financial covenants under the Corporation's bank line of credit (see Note 6). These violations were waved by the bank for the year ended March 31, 2001.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LOANS - Loans are generally recorded at the principal amount outstanding. Interest rates on loans are fixed at the time of issuance and are based upon current market rates at the time. Outstanding loans are payable in a variety of methods over a term generally not exceeding one year, all loans are collateralized by liens on real properties; a few of such properties are subject to prior liens. Interest income on loans is recognized based on rates applied to principal amounts outstanding. In connection with most loans, the borrower also pays a nonrefundable fee to the Corporation. Loans are generally placed on non-accrual status when they become 180 days past due or earlier, if the loan is considered impaired.

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

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is determined by management on a loan-by-loan basis. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become un-collectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as geographic location, assessment of collateral quality, appraisals of significant collateral and other conditions that may affect the borrower's ability to repay.

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


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS - The Corporation has defined cash as including cash on hand and cash in interest bearing and non-interest bearing operating bank accounts. Highly liquid investments such as time deposits with an original maturity of three months or less are considered to be cash equivalents. At times during the year the Corporation's cash balances exceed federal depository insurance limits of $100,000.

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

This program generates income to the Corporation in the form of loan origination fees and servicing fees in excess of stipulated income returns to the limited partners in connection with mortgage loans that are purchased by the Limited Partnership from the funds invested by the limited partner. The Corporation does not guarantee a return of capital or interest to the Limited Partners.

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

As of March 31, 2001 and 2000, the Corporation had a one-percent interest in the Limited Partnership Fund A with a recorded investment balance of $13, which is accounted for on the equity method of accounting and included within other assets. The following presents un-audited summarized financial information for the Limited Partnership as of and for the years ended December 31, 2000 and 1999, the Limited Partnership's fiscal year end:

                                                      2000              1999
                                                      ----           -------
    Total assets (principally consisting
       of mortgages receivable)                 $    4,645        $    4,451
    Total liabilities                                   42                41
    Total partnership capital                        4,603           4,410
    Total revenues                                     560               508
    Net income                                          44                 2

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans and allowance for loan losses at March 31 are as follows:

                                                             2001        2000
                                                             ----        ----
      Loans                                               $  2,966  $     2,391
      Allowance for loan losses                               (600)         (45)
                                                          ---------- ----------
      Total                                               $  2,366   $    2,346
                                                          ========== ==========

Changes in the allowance for loan losses are summarized as follows for the years ended March 31:

                                                              2001        2000
                                                              ----        ----
      Beginning balance                                   $     45    $      89
      Increase (reduction) of allowance for loan losses        555          (44)
                                                          --------    ---------
      Ending balance                                      $    600    $      45
                                                          ========    =========

At March 31, 2001, the Corporation has impaired loans of $645 and a related allowance of $565, as compared to $135 of impaired loans and a related allowance for investment losses of $45 at March 31, 2000.

The average impaired loans for the years ended March 31, 2001 and 2000 was $658 and $160, respectively, and the income recorded on these (under the cash basis method) loans identified as impaired totaled $69 and $30, respectively. Loans on which the accrual of interest has been discontinued for the years ended March 31, 2001 and 2000 amounted to $253 and $49, respectively. If those loans had been current throughout their term, interest income would have increased $34 and $5 for the years ended March 31, 2001 and 2000.

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

A reconciliation of the income tax provision (benefit) computed by applying the federal and state statutory rates to income before taxes to the actual income tax provision (benefit) for the years ended March 31 is as follows:

                                                    2001              2000
                                                    ----              ----
       Federal income tax provision
          at statutory rate                    $      (94)       $        2
       State income tax, net of
          federal benefit                               5                 4
       Valuation allowance adjustment                 (94)             (139)
                                               ----------        ----------
       Total                                   $        5        $     (133)
                                               ==========        ===========

The components of the net deferred tax asset at March 31 are as follows:

                                                         2001             2000
                                                         ----             ----
             Deferred tax asset:
                Net operating loss carryforward    $    2,674       $    2,783
                Loan loss reserves                        180              -
                Valuation allowance                    (2,300)          (2,229)
                                                   ----------       ----------
             Net deferred tax asset                $      554       $      554
                                                   ==========       ==========

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2001 and 2000
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 5 - INCOME TAXES (CONTINUED)

The deferred tax asset results from net operating loss carryforwards (NOLS). Management has evaluated the available evidence about future taxable income. The valuation allowance reduces the deferred tax asset related to the NOLS to management's best estimate of the amount of such deferred tax asset that more likely than not will be realized. The valuation allowance was increased by $71 and reduced by $190 for the years ended March 31, 2001 and 2000, respectively, primarily due to utilization of NOLS and an increase in the estimated realizability of the deferred tax asset.

At March 31, 2001, the Corporation had available federal and state net operating loss carryforwards of $8,871 and $96, respectively, for income tax purposes, which expire from 2002 to 2015.

NOTE 6 - LINE OF CREDIT

On December 15, 2000, the Corporation closed its third Commercial Line of Credit with The Hudson United Bank (formerly Lafayette American Bank & Trust Company). This $3,000 line of credit is for a term of one year and interest is computed at 2.5% over the Wall Street Prime Rate (11% at March 31, 2001).

This line is collateralized by an assignment of notes and mortgages equal to the amount of the loan. At March 31, 2001 and 2000, there was $2,320 and $1,718 advanced on this line of credit, respectively.

The restatement of the March 31, 2001 financial statements, as outlined in Note 1, has caused the Corporation to violate certain bank line of credit financial covenants as of March 31, 2001. These covenants are: a) debt to worth ratio not exceed 1 to 1. and b) net worth requirement of $2,000. Hudson Bank has waved these financial covenant violations for the year ended March 31, 2001. The line of credit is currently extended to April 1, 2002 and management expects the bank to renew the line for an additional term of one year.

The Corporation's liquidity is highly dependent upon the banks renewal of its credit line. or other alternative financing sources.

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


NOTE 7 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

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


NOTE 10 - LEASES

The Corporation leases office space and equipment for use in operations. The leases generally provide that the Corporation pays taxes, insurance and maintenance expenses. Some leases contain renewal options, and rent payments change in accordance with changes in the Consumer Price Index. Rental expense relating to cancelable and non-cancelable operating leases amounted to $31 and $32 for the years ended March 31, 2001 and 2000, respectively.

As of March 31, 2001, future minimum rental payments required under non-cancelable operating leases were as follows:

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


NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

LIMITATIONS - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimate