Form 10KSB/A, Exhibit 13
period 2002-03-31
FIRST CONNECTICUT CAPITAL CORP/NEW/
filed 2003-01-30
CIK 730669

THE FIRST CONNECTICUT CAPITAL CORPORATION

                              FINANCIAL STATEMENTS
                        AND INDEPENDENT AUDITORS' REPORT

                          AS OF AND FOR THE YEARS ENDED
                             MARCH 31, 2002 AND 2001

                    THE FIRST CONNECTICUT CAPITAL CORPORATION
              FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                   FOR THE YEARS ENDED MARCH 31, 2002 AND 2001


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

We have audited the balance sheets of The First Connecticut Capital Corporation (a Connecticut corporation) as of March 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The First Connecticut Capital Corporation as of March 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DRAFT (PENDING SEC REVIEW)


Saslow Lufkin & Buggy, LLP
Hartford, Connecticut

May 21, 2002


                    The First Connecticut Capital Corporation
                                 Balance Sheets
                             March 31, 2002 and 2001
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)



                                     ASSETS

                                                                              2002                      2001
                                                                         -------------             -------------
Cash and cash equivalents                                                $         437             $         232
Restricted cash                                                                      -                        44
Loans, net of allowance of
 $594 in 2002 and $600 in 2001                                                   2,172                     2,366
Loans due from related parties                                                     225                        50
Loans held for sale                                                              1,355                       923
Due from partnerships                                                               92                         -
Fixed assets                                                                        16                        15
Mortgage servicing rights                                                           69                        72
Deferred income taxes                                                              250                       554
Other assets                                                                       125                        52
                                                                         -------------             -------------

     Total assets                                                        $       4,741             $       4,308
                                                                         =============             =============


                           LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Line of credit                                                           $       2,441             $       2,320
Accounts payable related parties                                                   203                         -
Accounts payable and accrued expenses                                               94                        30
                                                                         -------------             -------------
     Total liabilities                                                           2,738                     2,350

STOCKHOLDERS' EQUITY

Common stock, no par value, stated value
   $.50 per share, authorized 3,000,000 shares,
   issued and outstanding 1,173,382 shares                                         587                       587
Paid-in capital                                                                  9,253                     9,253
Accumulated deficit                                                             (7,837)                   (7,882)
                                                                         -------------             -------------
     Total stockholders' equity                                                  2,003                     1,958
                                                                         -------------             -------------

     Total liabilities and stockholders' equity                          $       4,741             $       4,308
                                                                         =============             =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                    The First Connecticut Capital Corporation
                              Statements of Income
                   For the Years Ended March 31, 2002 and 2001
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       2002                    2001
                                                                  --------------          --------------
INTEREST INCOME
Interest and fees on loans                                        $          663          $          589
                                                                  --------------          --------------

Interest expense on line of credit                                           229                     180
Other interest expense                                                        13                      15
                                                                  --------------          --------------
       Total interest expense                                                242                     195
                                                                  --------------          --------------

       Net interest income                                                   421                     394

(Reduction) provision for loan losses                                         (6)                    555
                                                                  --------------          --------------

       Net interest (loss) income after provision for loan losses            427                    (161)
                                                                  --------------          --------------

OTHER OPERATING INCOME
Servicing fees                                                               156                      77
Net gains on sales of loans held for sale                                    335                     303
Other fees                                                                    66                      26
                                                                  --------------          --------------
       Total other operating income                                          557                     406
                                                                  --------------          --------------

       Total income                                                          984                     245

OTHER OPERATING EXPENSES
Officers' salaries                                                           178                     152
Other salaries                                                                55                      44
Directors' fees                                                                3                       1
Professional services                                                        103                      26
Miscellaneous taxes                                                           19                      16
Employee and general insurance                                                48                      45
Note receivable loss                                                          10                       -
Rent                                                                          31                      31
Amortization of servicing rights                                              72                     140
Corporate insurance expenses                                                  22                      22
Licenses, dues and subscriptions                                               9                       5
Communications                                                                 8                      10
Advertising and promotions                                                     7                       4
Stock record and other financial expenses                                     12                      10
Depreciation                                                                   5                       6
Equipment and auto rental                                                     14                      12
Postage, office and other expenses                                            28                      29
                                                                  --------------          --------------
       Total other operating expenses                                        624                     553

Income (loss) before income taxes                                            360                    (308)
Income tax provision                                                         315                       5
                                                                  --------------          --------------
       Net income (loss)                                          $           45          $         (313)
                                                                  ==============          ==============
Income (loss) per common share (basic and diluted)                $          .04          $         (.27)
                                                                  ==============          ==============

Weighted average number of common shares
   outstanding: (basic)                                                1,173,382               1,173,382
                                                                  ==============          ==============
                (diluted)                                              1,186,630               1,173,382
                                                                  ==============          ==============


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                    The First Connecticut Capital Corporation
                  Statements of Changes in Stockholders' Equity
                   For the Years Ended March 31, 2002 and 2001
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                       Total
                               Common        Stock        Paid-in     Accumulated   Stockholders'
                               Shares        Amount       capital       Deficit        Equity
                            ------------  ------------  ------------  ------------  ------------
Balance, April 1, 2000         1,173,382  $        587  $      9,253  $     (7,569) $      2,271

Net loss                               -             -             -          (313)         (313)
                            ------------  ------------  ------------  ------------  ------------

Balance, March 31, 2001        1,173,382           587         9,253        (7,882)        1,958

Net income                             -             -             -            45            45
                            ------------  ------------  ------------  ------------  ------------

Balance, March 31, 2002        1,173,382  $     587     $      9,253    $   (7,837) $      2,003
                            ============  ============  ============  ============  ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                    The First Connecticut Capital Corporation
                            Statements of Cash Flows
                   For the Years Ended March 31, 2002 and 2001
                             (DOLLARS IN THOUSANDS)


                                                                         2002                    2001
                                                                     -----------             -----------
OPERATING ACTIVITIES
Net income (loss)                                                    $        45             $      (313)
Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
Depreciation                                                                   5                       6
(Reduction) provision for loan losses                                         (6)                    555
Amortization of servicing rights                                              72                     140
   Net gain on sales of loans held for sale                                  (69)                    (71)
   Decrease in deferred taxes                                                304                       -
Origination of loans held for sale                                       (13,821)                (10,458)
Proceeds from sales of loans held for sale                                13,389                  10,044
Changes in assets and liabilities:
   Decrease (increase) in restricted cash                                     44                      (2)
   Increase in other assets                                                  (73)                     (2)
   Increase (decrease) in accounts payable and accrued expenses              267                     (15)
                                                                     -----------             -----------
Net cash provided by (used in) operating activities                          157                    (116)
                                                                     -----------             ------------

INVESTING ACTIVITIES
Originations of loans                                                     (3,132)                 (2,844)
Principal collected on loans                                               3,157                   2,268
Purchases of fixed assets                                                     (6)                     (5)
                                                                     -----------             -----------
Net cash provided by (used in) investing activities                           19                    (581)
                                                                     -----------             -----------

FINANCING ACTIVITIES
Increase in line of credit borrowings                                        121                     602
Advances and amounts due from partnerships                                   (92)                      -
                                                                     -----------             -----------
Net cash provided by financing activities                                     29                     602
                                                                     -----------             -----------

Increase (decrease) in cash                                                  205                     (95)

Cash and cash equivalents, beginning of year                                 232                     327
                                                                     -----------             -----------

Cash and cash equivalents, end of year                               $       437             $       232
                                                                     ===========             ===========

         Supplemental disclosure of cash flow information:
Cash paid for interest                                               $       234             $       195
                                                                     ===========             ===========
Cash paid for taxes                                                  $        11             $         5
                                                                     ===========             ===========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

COMPANY OPERATIONS - The First Connecticut Capital Corporation (the "Corporation") is engaged in the mortgage banking business, which involves the origination, purchase, sale and servicing of mortgage loans secured by residential or commercial real estate. The Corporation's revenues consist of loan servicing fees, loan origination fees, interest on mortgage loans held prior to sale and gains from the sale of loans and mortgage servicing rights. Mortgage loans that are originated or purchased by the Corporation may be resold. The Corporation also engages in mortgage servicing of its own Portfolio Loan Program, which includes the processing and administration of mortgage loan payments and remitting principal and interest to purchasers.

LOANS - Loans are generally recorded at the principal amount outstanding less any net deferred loan fees. Loan origination and commitment fees, as well as certain direct origination costs, are recognized as interest income over the term of the loans using a method that approximates the interest method. Interest rates on loans are fixed at the time of issuance and are based upon current market rates at the time. Outstanding loans are payable in a variety of methods over a term generally not exceeding one year, all loans are collateralized by liens on real properties; a few of such properties are subject to prior liens. Interest income on loans is recognized based on rates applied to principal amounts outstanding. In connection with most loans, the borrower also pays a nonrefundable fee to the Corporation. Loans are generally placed on non-accrual status when they become 180 days past due or earlier, if the loan is considered impaired.

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

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is determined by management on a loan-by-loan basis. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become un-collectible based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as geographic location, assessment of collateral quality, appraisals of significant collateral and other conditions that may affect the borrower's ability to repay. The allowance is increased by the provision charged to earnings and reduced by charge-offs, net of recoveries.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


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

RESTRICTED CASH - Restricted cash is composed of a certificate of deposit, which is being maintained as collateral for the Corporation's standby letter of credit. The Corporation is no longer required to maintain this letter of credit at March 31, 2002.

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

FIXED ASSETS - Fixed assets are carried at original cost. Depreciation is provided for primarily by using accelerated depreciation methods over the estimated service lives as follows:

    Improvements                       31 years
    Furniture and Fixtures             3-5 years
    Equipment                          3-5 years

Maintenance and repairs costs are expensed as incurred.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MORTGAGE SERVICING RIGHTS - The Corporation recorded an asset related to servicing of loans. This asset is affected by the predominant risk characteristics of the underlying financial assets and, accordingly, the Corporation periodically assesses the asset for impairment. Since the underlying financial assets primarily represent loans collateralized by first mortgages, the servicing rights asset encompasses risks commonly associated with mortgage loans. Estimation of a valuation allowance to reduce the servicing rights asset to fair value involves evaluating the characteristics of the underlying assets including interest rates, estimated remaining lives, dates of origination, terms, and geographic location. No valuation allowance was recorded at March 31, 2002 and 2001, based on the characteristics of the underlying financial assets.

INCOME PER COMMON SHARE - Basic earning per share ("EPS") is based on the weighted average number of common shares outstanding for the period, excluding the effects of any potentially dilutive securities. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Basic and dilutive income per share was calculated using the following number of shares:

                                                  2002               2001
                                               ---------         ---------
       Average shares outstanding              1,173,382         1,173,382
                                               ---------         ---------

       Basic shares                            1,173,382         1,173,382
       Net dilutive effect of options             13,248                 -
                                               ---------         ---------
       Diluted shares                          1,186,630         1,173,382
                                               =========         =========

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

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


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

NEW ACCOUNTING PRONOUNCEMENTS - In December 2001, the AICPA's Accounting Standards Executive Committee issued Statement of Position 01-6, "Accounting by Certain Entities That Lend to or Finance the Activities of Others". This SOP reconciles and conforms, as appropriate, the accounting and financial reporting provisions established by the AICPA's Audit and Accounting Guide for Banks and Savings Institutions and the Audit and Accounting Guide for Financial Companies. This statement is effective for the fiscal years beginning after December 15, 2001. Management does not believe that adoption of this statement will significantly impact the Corporation's financial statements.

RECLASSIFICATIONS - Certain reclassifications were made to the 2001 financial statements to conform to the 2002 presentation. The 2001 financial statements reflect a $294 reclassification from servicing fees to interest and fees on loans as the Company had previously recorded interest earned from loans held for investment purposes and loans held for sale as servicing fees. In addition, the 2001 financial statements reflect a $231 reclassification from interest and fees on loans to net gains on sales of loans held for sale as the Company had previously recorded the origination fees on loans which were sold as interest and fees on loans and not as a component of the overall loan balance and therefore not recognizing the actual gain on sale.

NOTE 2 - PARTNERSHIPS

On March 21, 1996, the Corporation formed a Limited Partnership (the "Limited Partnership A") known as First Connecticut Capital Mortgage Fund A, Limited Partnership of which the Corporation is the General Partner.

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

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 2 - PARTNERSHIPS (CONTINUED)

This program generates income to the Corporation in the form of loan origination fees and servicing fees in excess of stipulated income returns to the limited partners in connection with mortgage loans that are purchased by the Limited Partnership from the funds invested by the limited partners. The Corporation does not guarantee a return of capital or interest to the limited partners.

On June 26, 2001 the Corporation established a second private placement offering to be known as First Connecticut Capital Mortgage Fund B, Limited Partnership (the "Limited Partnership Fund B") of which the Corporation is the General Partner. The purpose of the new Limited Partnership Fund B is to sell units to investors in a private placement, up to a maximum of $5,000 in $50 units, for the purpose of supplying additional funding to a short-term Portfolio Loan Program. The partners will also be limited to investors who qualify as "Accredited Investors". The Corporation does not guarantee a return of capital or interest to the limited partners.

As of March 31, 2002 and 2001, the Corporation had a one-percent interest in the Limited Partnership Fund "A" with a recorded investment balance of $43 and $13, which is accounted for on the equity method of accounting and included within other assets. The following presents un-audited summarized financial information for the Limited Partnership as of and for the years ended December 31, 2001 and 2000, the Limited Partnership's fiscal year end:

                                                         2001            2000
                                                       --------       ---------
     Total assets (principally consisting of
       mortgages receivable)                           $  4,837       $   4,645
     Total liabilities                                       71              42
     Total partnership capital                            4,765           4,603
     Total revenues                                         597             560
     Net income                                              12              44

As of March 31, 2002, the Corporation had a one-percent interest in the Limited Partnership Fund "B" with a recorded investment balance of $12, which is accounted for on the equity method of accounting and included within other assets. The following presents un-audited summarized financial information for the Limited Partnership as of and for the years ended December 31, 2001, the Limited Partnership's fiscal year end:

                                                          2001
     Total assets (principally consisting of          --------
      mortgages receivable)                           $    813
     Total liabilities                                       6
     Total partnership capital                             807
     Total revenues                                         31
     Net loss                                               (1)

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 2 - PARTNERSHIPS (CONTINUED)

The Corporation has not consolidated their investments in the partnerships as the limited partners can remove the Corporation as the General Partner through a simple majority vote without cause and therefore the Corporation does not believe that it has an overall controlling interest within the Partnerships.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans and allowance for loan losses at March 31 are as follows:

                                               2002            2001
                                               ----            ----
     Loans                                 $  2,766       $   2,966
     Allowance for loan losses                 (594)           (600)
                                           --------       ---------
     Total                                 $  2,172       $   2,366
                                           ========       =========

     Loans due from related parties        $    225       $      50
                                           ========       =========
     Loans held for sale                   $  1,355       $     923
                                           ========       =========

Changes in the allowance for loan losses are summarized as follows for the years ended March 31:

                                               2002            2001
                                               ----            ----
     Beginning balance                     $    600       $      45
     Provisions                                  10             555
     Charge-offs                                (10)              -
     Recoveries                                  (6)              -
                                           --------       ---------
     Ending balance                        $    594       $     600
                                           ========       =========

Loans and loans held for sale have interest rates ranging between 12% and 15%. None of the Corporation's loans have a recourse provision.

At March 31, 2002, the Corporation has impaired loans of $628 and a related allowance of $569, as compared to $646 of impaired loans and a related allowance for investment losses of $565 at March 31, 2001.

The average impaired loans for the years ended March 31, 2002 and 2001 was $637 and $658, respectively, and the income recorded on these (under the cash basis method) loans identified as impaired totaled $66 and $69, respectively. Loans on which the accrual of interest has been discontinued for the years ended March 31, 2002 and 2001 amounted to $25 and $253, respectively. If those loans had been current throughout their term, interest income would have increased $2 and $34 for the years ended March 31, 2002 and 2001.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

In 2001 the Corporation engaged a loan portfolio valuation company to evaluate the Corporation's loan portfolio in order to obtain an independent opinion as to a reasonable sales price for such loan assets on the secondary market and/or in connection with a private transaction as discussed in note 13. The portfolio valuation company noted that within the Corporation's loan portfolio are three SBIC loans that were originated in the early 1980's. The loan valuation company deemed these loans to be impaired due to the nature of their collateral (1st mortgage liens on select properties which may have environmental issues) as well as other negative factors.

The Corporation has elected to write-down the three loans to the loans observable market prices based upon the above discussed appraisal. The effect of this write-down of $520 is included within the $555 increase in the allowance for loan losses for 2001.

Loans serviced for the benefit of others totaled $11,442 and $10,412 for the years ended March 31, 2002 and 2001, respectively.

NOTE 4 - FIXED ASSETS

At March 31, the costs and related accumulated depreciation of the Corporation's fixed assets were as follows:

                                                         2002              2001
                                                         ----              ----
                Improvements                         $      7         $       7
                Equipment                                  49                43
                                                     --------         ---------
                Fixed assets at cost                       56                50
                Accumulated depreciation                  (40)              (35)
                                                     --------         ---------
                Fixed assets - net                   $     16         $      15
                                                     ========         =========

NOTE 5 - MORTGAGE SERVICING RIGHTS

Mortgage servicing rights are summarized as follows:

                                                         2002              2001
                                                         ----              ----
                Balance at beginning of year, net    $     72         $     140
                  Originations                             69                72
                  Amortization                            (72)             (140)
                                                     --------         ---------
                Balance at end of year, net          $     69         $      72
                                                     ========         =========

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 6 - INCOME TAXES

The income tax provision consists of the following for the years ended March 31:

                                                      2002              2001
                                                      ----              ----
                Current:
                  Federal                         $      -         $       -
                  State                                 11                 5
                                                  --------         ---------
                Total current:                          11                 5
                                                  --------         ---------

                Deferred:
                  Federal                              304                 -
                  State                                  -                 -
                                                  --------         ---------
                Total deferred                         304                 -
                                                  --------         ---------

                Total income tax provision        $    315         $       5
                                                  ========         =========

The state income tax currently payable for both years consists of the minimum tax and tax on capital.

A reconciliation of the income tax provision computed by applying the federal and state statutory rates to income before taxes to the actual income tax provision for the years ended March 31 is as follows:

                                                         2002           2001
                                                         ----           ----
           Federal income tax provision
              at statutory rate                      $    109      $     (94)
           State income tax, net of
              federal benefit                              11              5
           Valuation allowance adjustment and other       195             94
                                                     --------      ---------
           Total                                     $    315      $       5
                                                     ========      =========

The components of the net deferred tax asset at March 31 are as follows:

                                                        2002          2001
                                                        ----          ----
           Deferred tax asset:
              Net operating loss carryforwards      $  2,558     $   2,674
              Loan loss reserves                         178           180
              Valuation allowance                     (2,486)       (2,300)
                                                    --------     ---------
           Net deferred tax asset                   $    250     $     554
                                                    ========     =========

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

NOTE 6 - INCOME TAXES (CONTINUED)

The deferred tax asset results primarily from net operating loss carryforwards
(NOLS). Management has evaluated the available evidence about future taxable income. The valuation allowance reduces the deferred tax asset related to the NOLS to management's best estimate of the amount of such deferred tax asset that more likely than not will be realized. The valuation allowance was increased by $186 and $71 for years ended March 31, 2002 and 2001, respectively. This increase is due primarily to a change in the expected utilization of NOLS based on current net income projections and a decrease in the estimated realizability of the deferred tax asset. The Corporation's deferred tax asset may ultimately become impaired and not realized if the Corporation were to change ownership or if management were to purchase the assets and liabilities of the Corporation, see note 12.

At March 31, 2002, the Corporation had available federal net operating loss carryforwards of $8,527, for income tax purposes, which expire from 2003 to 2016.

NOTE 7 - LINE OF CREDIT

The Corporation has a commercial line of credit with Hudson United Bank dated February 27, 2002. This $3,000 line of credit is for a term of one year and interest is computed at 2.5% over the Wall Street Prime Rate. The effective interest rate (Wall Street Prime Rate plus 2.5%) at March 31, 2002 and 2001 was 7.25% and 11.0%, respectively.

The line of credit is collateralized by an assignment of notes and mortgages equal to the amount of the loan. At March 31, 2002 and 2001, there was $2,441 and $2,320 advanced on this line of credit, respectively. In addition, the bank has a security interest in all assets of the Corporation as a result of the line of credit.

The Corporation was in violation with certain bank line of credit financial covenants as of March 31, 2002 and 2001. These covenants, which are tested annually are: a) debt to worth ratio not to exceed 1 to 1 and b) net worth requirement of $2,000. Hudson Bank has waved the violation of the debt to worth ratio covenant for the year ended March 31, 2002 and the violation of the debt to worth ratio covenant and the net worth requirement for the year ended March 31, 2001. On May 20, 2002 the line of credit was increased to $3,500 and extended to June 30, 2003.

The Corporation's liquidity is highly dependent upon the banks credit line. If the credit facility was not in place the Corporation would seek other similar or alternative financing sources.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 8 - TRANSACTIONS WITH AFFILIATES

Affiliates include directors and officers of the Corporation and members of their immediate families and companies, which have a 5% or more ownership in the Corporation.

Legal services, including representation of the Corporation on the closing of all new loans, foreclosure proceedings on delinquent loans and general corporate and security matters are provided by a firm in which a director of the Corporation is a principal. Fees for these services were $1 for the years ended March 31, 2002 and 2001.

As of March 31, 2002, the Corporation is servicing two loans equal to $500 ($225 which is owned and retained by the Corporation) to Sonny Field, LLC. The President of Sonny Field, LLC, is a director of the Corporation. The loan is collateralized by a first mortgage on property owned by Sonny Field, LLC and is personally guaranteed by the director. The Loan Committee and the Board of Directors approved the loan which was granted at terms equivalent to other arm's length transactions entered into by the Corporation. The loan is well secured and is current at June 2002.

As of March 31, 2001, the Corporation was servicing a $120 loan ($50 which was owned and retained by the Corporation) outstanding to CF Industries, Inc. The President of CF Industries, Inc. is a director of the Corporation. The loan is collateralized by a first mortgage on property owned by CF Industries, Inc. and is personally guaranteed by the director. The Loan Committee and the Board of Directors approved the loan which was granted at terms equivalent to other arm's length transactions entered into by the Corporation. The loan was paid of in full during 2002.

The Corporation utilizes the appraisal services of Larson Associates, LLC for the majority of the Corporation's appraisal needs. Larson Associates, LLC is owned by the Corporation's president and his spouse. The Corporation does not pay for these appraisals as the fees are paid by the borrower. Larson Associates, LLC performs appraisal services for a number of other clients in addition to the Corporation, and management of the Corporation believes that all appraisals performed by Larson Associates, LLC were performed in an unbiased manner and represent proper market valuations.

The Corporation subleases office space to Larson Associates, LLC on a monthly basis. Amounts received from Larson Associates, LLC for the years ended March 31, 2002 and 2001 were $5.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 8 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

During 2002 and 2001 the Corporation has sold loans to Limited Partnership A and Limited Partnership B. In addition, the Corporation services all loans to these partnerships. As of March 31, 2002 and 2001 the Corporation is servicing $4,768 and $4,379, of loans for Limited Partnership A and $1,254 and $0 of loans for Limited Partnership B, respectively. For the year ended March 31, 2002, and 2001, service fee income earned for servicing these loans amounted to approximately $63 and $16 from Limited Partnership A and approximately $3 and $0 from Limited Partnership B, respectively.

Certain members of the Corporation's management, board of directors, employees and their immediate families are limited partners of Limited Partnership A and Limited Partnership B. As of March 31, 2002 and 2001 these individuals accounted for 19% and 24%, respectively, of the ownership in Limited Partnership A. As of March 31, 2002 these individuals accounted for 7% of the ownership in Limited Partnership B.

During 2002 and 2001 the Corporation has sold portions of loans to certain members of management, board of directors, employees and their immediate families ("affiliates"). In addition, the Corporation services all of these loans. As of March 31, 2002 and 2001 the Corporation is servicing $2,721 and $2,726 of loans owned by certain members of management, board of directors, employees and their immediate families, respectively. Service fee income earned for servicing these loans amounted to approximately $41 and $33 for the years ended March 31, 2002 and 2001, respectively. Within the above loan amounts the Corporation is servicing $1,390 and $1,647 of loans, as of March 31, 2002 and 2001, respectively, which were sold to a board member, his limited liability company or trust of which fee were earned of $17 and $19, respectively. If for any reason the above loans were to default and become an asset acquired, upon liquidation, the board member, his limited liability company or trust is entitled to recovery of its investment and accrued interest before the Corporation can recover its investment in any of the above loans. The Corporation does not guarantee any investment or interest return in the above transactions.

The Corporation grants a priority position on one or more loans with the board member, his limited liability company or trust, when the loan bears a higher nature of risk or has a higher loan to value ratio than loans sold to Limited Partnership A, Limited Partnership B or others. Loans are sold to this board member or his limited liability company or trust only if such loans cannot be sold to Limited Partnership A or B, assigned to Hudson United Bank or sold to a different person who does not require a loan priority. It is the opinion of management that the Corporation benefits by selling such loans under this arrangement to such board member, his limited liability company or his trust rather than declining such loans.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 8 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

The following table summarizes the amount of the loans serviced and the fee income generated from loan sales to affiliates:
                                                  2002                  2001
                                                  ----                  ----
           Loan sales:
              Management                   $         367         $         310
              Board of Directors                   1,532                 1,788
              Employees and families                 822                   628
                                           -------------         -------------

           Totals                          $       2,721          $      2,726
                                           =============          ============

           Fee income:
              Management                   $           6         $           4
              Board of Directors                      23                    22
              Employees and families                  12                     7
                                           -------------         -------------

              Totals                       $          41         $          33
                                           =============         =============

None of the above transactions with affiliates have a recourse provision.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

As of March 31, 2002 the Corporation has a $75 letter of credit outstanding issued to the Town of Glastonbury, Connecticut for soil and erosion compliance on one of the construction projects to which the Corporation has a loan. No amounts have been drawn or are expected to be drawn on this letter of credit.

The Corporation had a $40 letter of credit outstanding March 31, 2001 at a stated interest rate of 2% per annum related to obtaining its Connecticut license as a First Mortgage Loan-Lender/Broker. The letter of credit expires February 9, 2002. At March 31, 2001 restricted cash includes a $44 certificate of deposit, which is being maintained as collateral for the letter of credit. At March 31, 2002 the letter of credit was no longer required and the certificate of deposit was closed.

On May 6, 2002 the Corporation has entered into a $250 letter of credit issued to the Town of North Branford, Connecticut for building compliance on one of the construction projects to which the Corporation has a loan. No amounts have been drawn or are expected to be drawn on this letter of credit.

As of March 31, 2002 and 2001, the Corporation had outstanding loan commitments of $3,068 and $2,969, respectively.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Corporation has not been required to perform on any financial guarantees during the years ended March 31, 2002 and 2001. The Corporation has not incurred any losses on it commitments for the years ended March 31, 2002 and 2001.

NOTE 10 - STOCK OPTIONS

The Corporation has a compensatory stock option plan which enables the granting of options to officers and directors to purchase shares of the Corporation's common stock at prices equal to fair value at the date of grant. Options expire within ten years of grant and vest immediately.

On May 3, 2001, 100,000 options were granted under the 1999 stock option plan at an exercise price of $.64. The options expire ten years from grant date. As of March 31, 2002 100,000 options were outstanding under the Plan. No options were exercised or canceled during the year ended March 31, 2002 and no compensation cost has been recognized for stock options awarded under the 1999 stock option plan.

The Company has adopted the disclosure only provision of FAS 123. If the Company had elected to recognize compensation costs based on the fair value at the date of the grant for awards granted, consistent with the provisions of FAS 123, the Company's net income would have been adjusted to reflect additional compensation expense of $35 for the year ended March 31, 2002. Pro forma net income and earnings per share (basic and diluted) would have been $10 and $0, respectively. The estimated weighted average fair value of stock options at the time of the grant using the Black-Scholes option pricing model was $.35 a share. The assumptions which were used in computing the weighted fair value of the options were as follows:

         Annualized dividend yield               0%
         Expected Volatility                 108.0%
         Risk free interest rate               5.2%
         Expected option term                   10

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 11 - LEASES

The Corporation leases office space and equipment for use in operations. The leases generally provide that the Corporation pays taxes, insurance and maintenance expenses. Some leases contain renewal options, and rent payments change in accordance with changes in the Consumer Price Index. Rental expense relating to cancelable and non-cancelable operating leases amounted to $31 and $31 for the years ended March 31, 2002 and 2001, respectively.

As of March 31, 2002, future minimum rental payments required under non-cancelable operating leases were as follows:

                2003    $      36
                2004           36
                2005           36
                2006           36
                2007           36
                2008           27
                        ---------
                Total   $     207
                        =========

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The information provided below is required by FASB Statement No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. Methods and assumptions for estimating the fair value of the Corporation's financial instruments are set forth below. Fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction costs.

LOANS - Substantially all of the Corporation's loans have a maturity of one year or less. For loans considered to be impaired under FAS 114, the estimated fair value for loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or on recent external appraisals or other available market information if the loan is collateral dependent. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information and specific borrower information.

LOANS HELD FOR SALE - For loans held for sale the fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources adjusted to reflect differences in servicing and credit costs.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

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

The following summarizes the Corporation's carrying value and fair value of the financial instruments as of March 31, 2002 and 2001.


                                    March 31, 2002          March 31, 2001
                                ------------------------------------------------
                                 Carrying  Estimated    Carrying   Estimated
                                  Value    Fair Value     Value    Fair Value
                                ------------------------------------------------
ASSETS
 Cash and cash equivalents        $  437       $  437      $  276     $  276
 Loans, net                        2,172        2,172       2,366      2,366
 Loans due from related parties      225          225          50         50
 Loans held for sale               1,355        1,355         923        923
 Mortgage servicing rights            69           69          72         72

                                    March 31, 2002          March 31, 2001
                                ------------------------------------------------
                                 Carrying  Estimated    Carrying   Estimated
                                  Value    Fair Value     Value    Fair Value
                                ------------------------------------------------
LIABILITIES
 Line of credit                   2,441        2,441      2,320          2,320
 Accounts payable                   297          297         30             30

The above table does not include any amounts for the value of any off-balance sheet items as discussed in Note 9, as there fair value approximates the notional value as described in Note 9.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

LIMITATIONS - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimate.

NOTE 13 - CORPORATE PLANS

The Corporation continues to seek ways to reduce expenses while at the same time increase market activity of its products and services. The Corporation has engaged the services of an investment advisor to assist in maximizing stockholder value. In this connection, certain members of the Corporation's management (including certain members of the board of directors) have indicated they may be interested in purchasing the operating assets of the Company and are in the process of preparing a final offer to be presented to the stockholders for approval. It is expected that this offer will be presented in July 2002.