Form 10KSB/A, Exhibit 13
period 2002-03-03
FIRST CONNECTICUT CAPITAL CORP/NEW/
filed 2003-03-13
CIK 730669

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




/s/ SASLOW LUFKIN & BUGGY, LLP
------------------------------
Saslow Lufkin & Buggy, LLP
Hartford, Connecticut

May 21, 2002


                    The First Connecticut Capital Corporation
                                 Balance Sheets
                             March 31, 2002 and 2001
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)






                                     ASSETS

                                                            2002          2001
                                                            ----          ----

Cash and cash equivalents                                  $   437      $   232
Restricted cash                                               --             44
Loans, net of allowance of
   $594 in 2002 and $600 in 2001                             2,172        2,366
Loans due from related parties                                 225           50
Loans held for sale                                          1,355          923
Due from partnerships                                           92         --
Fixed assets                                                    16           15
Mortgage servicing rights                                       69           72
Deferred income taxes                                          250          554
Other assets                                                   125           52
                                                           -------      -------

      Total assets                                         $ 4,741      $ 4,308
                                                           =======      =======


                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Line of credit                                             $ 2,441      $ 2,320
Accounts payable related parties                               203         --
Accounts payable and accrued expenses                           94           30
                                                           -------      -------
      Total liabilities                                      2,738        2,350

STOCKHOLDERS' EQUITY

Common stock, no par value, stated value
   $.50 per share, authorized 3,000,000 shares,
   issued and outstanding 1,173,382 shares                     587          587
Paid-in capital                                              9,253        9,253
Accumulated deficit                                         (7,837)      (7,882)
                                                           -------      -------
      Total stockholders' equity                             2,003        1,958
                                                           -------      -------

      Total liabilities and stockholders' equity           $ 4,741      $ 4,308
                                                           =======      =======




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                    The First Connecticut Capital Corporation
                              Statements of Income
                   For the Years Ended March 31, 2002 and 2001
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)



                                                                         2002           2001
                                                                         ----           ----

INTEREST INCOME
Interest and fees on loans                                           $       663    $       589
                                                                     -----------    -----------

Interest expense on line of credit                                           229            180
Other interest expense                                                        13             15
                                                                     -----------    -----------
        Total interest expense                                               242            195
                                                                     -----------    -----------

        Net interest income                                                  421            394

(Reduction) provision for loan losses                                         (6)           555
                                                                     -----------    -----------

        Net interest income (loss) after provision for loan losses           427           (161)
                                                                     -----------    -----------

OTHER OPERATING INCOME
Servicing fees                                                               156             77
Net gains on sales of loans held for sale                                    335            303
Other fees                                                                    66             26
                                                                     -----------    -----------
        Total other operating income                                         557            406
                                                                     -----------    -----------

        Total income                                                         984            245

OTHER OPERATING EXPENSES
Officers' salaries                                                           178            152
Other salaries                                                                55             44
Directors' fees                                                                3              1
Professional services                                                        103             26
Miscellaneous taxes                                                           19             16
Employee and general insurance                                                48             45
Note receivable loss                                                          10           --
Rent                                                                          31             31
Amortization of servicing rights                                              72            140
Corporate insurance expenses                                                  22             22
Licenses, dues and subscriptions                                               9              5
Communications                                                                 8             10
Advertising and promotions                                                     7              4
Stock record and other financial expenses                                     12             10
Depreciation                                                                   5              6
Equipment and auto rental                                                     14             12
Postage, office and other expenses                                            28             29
                                                                     -----------    -----------
        Total other operating expenses                                       624            553

Income (loss) before income taxes                                            360           (308)
Income tax provision                                                         315              5
                                                                     -----------    -----------
        Net income (loss)                                            $        45    $      (313)
                                                                     ===========    ===========
Income (loss) per common share (basic and diluted)                   $       .04    $      (.27)
                                                                     ===========    ===========

Weighted average number of common shares
   outstanding: (basic)                                                1,173,382      1,173,382
                                                                     ===========    ===========
                (diluted)                                              1,186,630      1,173,382
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


                                                                              TOTAL
                               COMMON STOCK         PAID-IN   ACCUMULATED  STOCKHOLDERS'
                            SHARES      AMOUNT      CAPITAL     DEFICIT       EQUITY
                            ------      ------      -------     -------       ------


Balance, April 1, 2000    1,173,382   $     587   $   9,253   $  (7,569)   $   2,271

Net loss                       --          --          --          (313)        (313)
                          ---------   ---------   ---------   ---------    ---------

Balance, March 31, 2001   1,173,382         587       9,253      (7,882)       1,958

Net income                     --          --          --            45           45
                          ---------   ---------   ---------   ---------    ---------

Balance, March 31, 2002   1,173,382   $     587   $   9,253   $  (7,837)   $   2,003
                          =========   =========   =========   =========    =========




   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                    The First Connecticut Capital Corporation
                            Statements of Cash Flows
                   For the Years Ended March 31, 2002 and 2001
                             (DOLLARS IN THOUSANDS)

                                                                    2002        2001
                                                                    ----        ----

OPERATING ACTIVITIES
Net income (loss)                                                 $     45    $   (313)
Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
Depreciation                                                             5           6
(Reduction) provision for loan losses                                   (6)        555
Amortization of servicing rights                                        72         140
   Net gain on sales of loans held for sale                            (69)        (71)
   Decrease in deferred taxes                                          304        --
Origination of loans held for sale                                 (13,821)    (10,458)
Proceeds from sales of loans held for sale                          13,389      10,044
Changes in assets and liabilities:
   Decrease (increase) in restricted cash                               44          (2)
   Increase in other assets                                            (73)         (2)
   Increase (decrease) in accounts payable and accrued expenses        267         (15)
                                                                  --------    --------
Net cash provided by (used in) operating activities                    157        (116)
                                                                  --------    --------

INVESTING ACTIVITIES
Originations of loans                                               (3,132)     (2,844)
Principal collected on loans                                         3,157       2,268
Purchases of fixed assets                                               (6)         (5)
                                                                  --------    --------
Net cash provided by (used in) investing activities                     19        (581)
                                                                  --------    --------

FINANCING ACTIVITIES
Increase in line of credit borrowings                                  121         602
Advances and amounts due from partnerships                             (92)       --
                                                                  --------    --------
Net cash provided by financing activities                               29         602
                                                                  --------    --------

Increase (decrease) in cash                                            205         (95)

Cash and cash equivalents, beginning of year                           232         327
                                                                  --------    --------

Cash and cash equivalents, end of year                            $    437    $    232
                                                                  ========    ========

           Supplemental disclosure of cash flow information:
Cash paid for interest                                            $    234    $    195
                                                                  ========    ========
Cash paid for taxes                                               $     11    $      5
                                                                  ========    ========

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

LOANS HELD FOR SALE - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance charged to income. Net fees and costs associated with originating and acquiring loans held for sale are deferred and are included in the basis for determining the gain or loss on sales of loans held for sale. Gains on sales are recorded at the settlement date and cost is determined on a specific identification basis.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is determined by management on a loan-by-loan basis. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become un-collectible based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as geographic location, assessment of collateral quality, appraisals of significant collateral and other conditions that may affect the borrower's ability to repay. The allowance is increased by the provision charged to earnings and reduced by charge-offs, net of recoveries. Loans are charged off to the extent they are deemed uncollectible. The amount of the allowance for loan losses is highly dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amount and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for loan losses in the periods in which they become known.

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

MORTGAGE SERVICING RIGHTS - The Corporation recorded an asset related to servicing of loans. This asset is affected by the predominant risk characteristics of the underlying financial assets and, accordingly, the Corporation periodically assesses the asset for impairment. Since the underlying financial assets primarily represent loans collateralized by first mortgages, the servicing rights asset encompasses risks commonly associated with mortgage loans. Mortgage servicing rights are amortized over the period of the estimated net servicing income which is generally less than one year as the Corporation's loan portfolio is short term in nature. The Corporation's loans are generally under one year in nature. Estimation of a valuation allowance to reduce the servicing rights asset to fair value involves evaluating the characteristics of the underlying assets including interest rates, estimated remaining lives, dates of origination, terms, and geographic location.

INCOME PER COMMON SHARE - Basic earnings per share ("EPS") is based on the weighted average number of common shares outstanding for the period, excluding the effects of any potentially dilutive securities. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted. Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME PER COMMON SHARE (CONTINUED) - Basic and dilutive income per share was calculated using the following number of shares:

                                                       2002            2001
                                                       ----            ----
        Average shares outstanding                  1,173,382       1,173,382
                                                    ---------       ---------

        Basic shares                                1,173,382       1,173,382
        Net dilutive effect of options                 13,248            --
                                                    ---------       ---------
        Diluted shares                              1,186,630       1,173,382
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

                                                      2001              2000
                                                      ----              -----
      Total assets (principally consisting
          of mortgages receivable)                 $    4,837        $    4,645
      Total liabilities                                    71                42
      Total partnership capital                         4,765             4,603
      Total revenues                                      597               560
      Net income                                           12                44

As of March 31, 2002, the Corporation had a one-percent interest in the Limited Partnership Fund "B" with a recorded investment balance of $12, which is accounted for on the equity method of accounting and included within other assets. The following presents un-audited summarized financial information for the Limited Partnership as of and for the year ended December 31, 2001, the Limited Partnership's fiscal year end:

                                                               2001
                                                               ----
      Total assets (principally consisting
          of mortgages receivable)                          $    813
      Total liabilities                                            6
      Total partnership capital                                  807
      Total revenues                                              31
      Net loss                                                    (1)

The Corporation has not consolidated their investments in the partnerships as the limited partners can remove the Corporation as the General Partner through a simple majority vote without cause and therefore the Corporation does not believe that it has an overall controlling interest within the Partnerships.


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans and allowance for loan losses at March 31 are as follows:

                                                    2002          2001
                                                    ----          ----
Loans                                             $ 2,766       $ 2,966
Allowance for loan losses                            (594)         (600)
                                                  -------       -------
Total                                             $ 2,172       $ 2,366
                                                  =======       =======

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

      Loans due from related parties           $      225        $       50
                                               ==========        ==========

      Loans held for sale                      $    1,355        $      923
                                               ==========        ==========

Changes in the allowance for loan losses are summarized as follows for the years ended March 31:

                                                   2002              2001
                                                   ----              ----
      Beginning balance                      $      600        $       45
      Provisions                                     (6)              555
      Charge-offs                                     -                 -
      Recoveries                                      -                 -
                                             ----------        ----------
      Ending balance                         $      594        $      600
                                             ==========        ==========

No valuation allowance has been established for the loans held for sale or loans due from related parties as of March 31, 2002 and 2001.

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

Loans serviced for the benefit of others totaled $11,442 and $10,412 for the years ended March 31, 2002 and 2001, respectively.

NOTE 4 - FIXED ASSETS

At March 31, the costs and related accumulated depreciation of the Corporation's fixed assets were as follows:

                                                        2002             2001
                                                        ----             ----
                  Improvements                    $        7       $        7
                  Equipment                               49               43
                                                  ----------       ----------
                  Fixed assets at cost                    56               50
                  Accumulated depreciation               (40)             (35)
                                                  ----------       ----------
                  Fixed assets - net              $       16       $       15
                                                  ==========       ==========

NOTE 5 - MORTGAGE SERVICING RIGHTS

Mortgage servicing rights are summarized as follows:

                                                            2002           2001
                                                            ----           ----
                  Balance at beginning of year, net   $       72     $      140
                     Originations                             69             72
                     Amortization                            (72)          (140)
                                                      ----------     ----------
                  Balance at end of year, net         $       69     $       72
                                                      ==========     ==========

The estimated fair value of capitalized mortgage servicing rights is based on estimated cash flows discounted using rates commensurate with risks involved. Assumptions regarding prepayments, defaults and interest rates are determined using available market information. No valuation allowance was recorded at March 31, 2002 and 2001, based on the characteristics of the underlying financial assets.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)





NOTE 6 - INCOME TAXES

The income tax provision consists of the following for the years ended March 31:

                                                        2002             2001
                                                        ----             ----
                  Current:
                     Federal                      $        -       $        -
                     State                                11                5
                                                  ----------       ----------
                  Total current:                          11                5
                                                  ----------       ----------

                  Deferred:
                     Federal                             304                -
                     State                                 -                -
                                                  ----------       ----------
                  Total deferred                         304                -
                                                  ----------       ----------

                  Total income tax provision      $      315       $        5
                                                  ==========       ==========

The state income tax currently payable for both years consists of the minimum tax and tax on capital.

A reconciliation of the income tax provision computed by applying the federal and state statutory rates to income before taxes to the actual income tax provision for the years ended March 31 is as follows:

                                                           2002           2001
                                                           ----           ----
       Federal income tax provision
          at statutory rate                          $      109     $      (94)
       State income tax, net of
          federal benefit                                    11              5
       Valuation allowance adjustment and other             195             94
                                                     ----------     ----------
       Total                                         $      315     $        5
                                                     ==========     ==========

The components of the net deferred tax asset at March 31 are as follows:

                                                           2002          2001
                                                           ----          ----
             Deferred tax asset:
                Net operating loss carryforwards     $    2,558    $    2,674
                Loan loss reserves                          178           180
                Valuation allowance                      (2,486)       (2,300)
                                                     ----------    ----------
             Net deferred tax asset                  $      250    $      554
                                                     ==========    ==========

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)





NOTE 6 - INCOME TAXES (CONTINUED)

The deferred tax asset results primarily from net operating loss carryforwards
(NOLS). Management has evaluated the available evidence about future taxable income. The valuation allowance reduces the deferred tax asset related to the NOLS to management's best estimate of the amount of such deferred tax asset that more likely than not will be realized. The valuation allowance was increased by $186 and $71 for years ended March 31, 2002 and 2001, respectively. This increase is due primarily to a change in the expected utilization of NOLS based on current net income projections and a decrease in the estimated realizability of the deferred tax asset. The Corporation's deferred tax asset may ultimately become impaired and not realized if the Corporation were to change ownership or if management were to purchase the assets and liabilities of the Corporation, see Note 13.

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

The Corporation was in violation with certain bank line of credit financial covenants as of March 31, 2002 and 2001. These covenants, which are tested annually, are: a) debt to worth ratio not to exceed 1 to 1 and b) net worth requirement of $2,000. Hudson United Bank has waved the violation of the debt to worth ratio covenant for the year ended March 31, 2002 and the violation of the debt to worth ratio covenant and the net worth requirement for the year ended March 31, 2001. On May 20, 2002 the line of credit was increased to $3,500 and extended to June 30, 2003.

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

As of March 31, 2001, the Corporation was servicing a $120 loan ($50 which was owned and retained by the Corporation) outstanding to CF Industries, Inc. The President of CF Industries, Inc. is a director of the Corporation. The loan is collateralized by a first mortgage on property owned by CF Industries, Inc. and is personally guaranteed by the director. The Loan Committee and the Board of Directors approved the loan which was granted at terms equivalent to other arm's length transactions entered into by the Corporation. The loan was paid off in full during 2002.

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





NOTE 8 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

During 2002 and 2001 the Corporation has sold loans to Limited Partnership A and Limited Partnership B. In addition, the Corporation services all loans sold to these partnerships. As of March 31, 2002 and 2001 the Corporation is servicing $4,768 and $4,379, of loans for Limited Partnership A and $1,254 and $0 of loans for Limited Partnership B, respectively. For the year ended March 31, 2002, and 2001, service fee income earned for servicing these loans amounted to approximately $63 and $16 from Limited Partnership A and approximately $3 and $0 from Limited Partnership B, respectively.

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

During 2002 and 2001 the Corporation has sold portions of loans to certain members of management, board of directors, employees and their immediate families ("affiliates"). In addition, the Corporation services all of these loans. As of March 31, 2002 and 2001 the Corporation is servicing $2,721 and $2,726 of loans owned by certain members of management, board of directors, employees and their immediate families, respectively. Service fee income earned for servicing these loans amounted to approximately $41 and $33 for the years ended March 31, 2002 and 2001, respectively. Within the above loan amounts the Corporation is servicing $1,390 and $1,647 of loans, as of March 31, 2002 and 2001, respectively, which were sold to a board member, his limited liability company or trust of which fees were earned of $17 and $19, respectively. If for any reason the above loans were to default and become an asset acquired, upon liquidation, the board member, his limited liability company or trust is entitled to recovery of its investment and accrued interest before the Corporation can recover its investment in any of the above loans. The Corporation does not guarantee any investment or interest return in the above transactions.

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

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2002 and 2001
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 8 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

The following table summarizes the amount of the loans serviced and the fee income generated from loan sales to affiliates:

                                                   2002                 2001
                                                   ----                 ----
             Loan sales:
                Management                      $    367           $      310
                Board of Directors                 1,532                1,788
                Employees and families               822                  628
                                                --------           ----------

             Totals                             $  2,721           $    2,726
                                                ========           ==========

             Fee income:
                Management                      $      6           $        4
                Board of Directors                    23                   22
                Employees and families                12                    7
                                                --------           ----------

                Totals                          $     41           $       33
                                                ========           ==========

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

The Corporation had a $40 letter of credit outstanding at March 31, 2001 at a stated interest rate of 2% per annum related to obtaining its Connecticut license as a First Mortgage Loan-Lender/Broker. The letter of credit expires February 9, 2002. At March 31, 2001 restricted cash includes a $44 certificate of deposit, which is being maintained as collateral for the letter of credit. At March 31, 2002 the letter of credit was no longer required and the certificate of deposit was closed.

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

As of March 31, 2002, future minimum rental payments required under non-cancelable operating leases were as follows:

               2003             $ 36
               2004               36
               2005               36
               2006               36
               2007               36
               2008               27
                               -----
               Total           $ 207
                               =====

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


                                         MARCH 31, 2002           MARCH 31, 2001
                                    --------------------------------------------------
                                    CARRYING      ESTIMATED    CARRYING   ESTIMATED
                                      VALUE      FAIR VALUE   VALUE FAIR    VALUE
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


The above table does not include any amounts for the value of any off-balance sheet items as discussed in Note 9, as the carrying and fair values are not significant.

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