Form 10KSB, Exhibit 13
period 2003-03-31
FIRST CONNECTICUT CAPITAL CORP/NEW/
filed 2003-05-29
CIK 730669

THE FIRST CONNECTICUT CAPITAL CORPORATION

                              FINANCIAL STATEMENTS
                        AND INDEPENDENT AUDITORS' REPORT

                          AS OF AND FOR THE YEARS ENDED
                             MARCH 31, 2003 AND 2002

                    THE FIRST CONNECTICUT CAPITAL CORPORATION
              FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
                   FOR THE YEARS ENDED MARCH 31, 2003 AND 2002



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

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of The First Connecticut Capital Corporation:

We have audited the balance sheets of The First Connecticut Capital Corporation (the "Corporation"), a Connecticut corporation, as of March 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The First Connecticut Capital Corporation as of March 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/ SASLOW LUFKIN & BUGGY, LLP
------------------------------
Saslow Lufkin & Buggy, LLP

May 6, 2003




                    The First Connecticut Capital Corporation
                                 Balance Sheets
                             March 31, 2003 and 2002
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)






                                     ASSETS

                                                            2003         2002
                                                            ----         ----

Cash and cash equivalents                                  $    30      $   437
Loans, net of allowance of
   $539 in 2003 and $594 in 2002                             1,509        2,172
Loans due from related parties                                --            225
Loans held for sale                                          1,571        1,355
Asset acquired in lieu of foreclosure                          515         --
Due from partnerships                                           83           92
Accrued interest receivable                                     37           50
Fixed assets                                                    12           16
Mortgage servicing rights                                       52           69
Deferred income taxes                                           72          250
Other assets                                                   121           75
                                                           -------      -------

      Total assets                                         $ 4,002      $ 4,741
                                                           =======      =======



                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Line of credit                                             $ 1,487      $ 2,441
Accounts payable related parties                               154          203
Accounts payable and accrued expenses                          100           94
                                                           -------      -------
      Total liabilities                                      1,741        2,738

STOCKHOLDERS' EQUITY

Common stock, no par value, stated value
   $.50 per share, authorized 3,000,000 shares,
   issued and outstanding 1,173,382 shares                     587          587
Paid-in capital                                              9,253        9,253
Accumulated deficit                                         (7,579)      (7,837)
                                                           -------      -------
      Total stockholders' equity                             2,261        2,003
                                                           -------      -------

      Total liabilities and stockholders' equity           $ 4,002      $ 4,741
                                                           =======      =======


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.


                    The First Connecticut Capital Corporation
                              Statements of Income
                   For the Years Ended March 31, 2003 and 2002
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                2003           2002
                                                                ----           ----

INTEREST INCOME
Interest and fees on loans                                    $       747   $       663
                                                              -----------   -----------

Interest expense on line of credit                                    136           229
Other interest expense                                                 13            13
                                                              -----------   -----------
        Total interest expense                                        149           242
                                                              -----------   -----------

        Net interest income                                           598           421

Provision (reduction) for loan losses                                  87            (6)
                                                              -----------   -----------

        Net interest income after provision for loan losses           511           427
                                                              -----------   -----------

OTHER OPERATING INCOME
Servicing fees                                                        172           156
Net gains on sales of loans held for sale                             514           335
Other fees                                                             51            66
                                                              -----------   -----------
        Total other operating income                                  737           557
                                                              -----------   -----------

        Total income                                                1,248           984

OTHER OPERATING EXPENSES
Officers' salaries                                                    207           178
Other salaries                                                         67            55
Directors' fees                                                      --               3
Professional services                                                 168           103
Miscellaneous taxes                                                    22            19
Employee and general insurance                                         50            48
Rent                                                                   33            31
Amortization of servicing rights                                       69            72
Corporate insurance expenses                                           51            22
Licenses, dues and subscriptions                                       17             9
Communications                                                          7             8
Advertising and promotions                                              7             7
Stock record and other financial expenses                              12            12
Depreciation                                                            5             5
Equipment and auto rental                                              18            14
Postage, office and other expenses                                     32            38
                                                              -----------   -----------
        Total other operating expenses                                765           624

Income before income taxes                                            483           360
Income tax provision                                                  225           315
                                                              -----------   -----------
        Net income                                            $       258   $        45
                                                              ===========   ===========
Income per common share (basic and diluted)                   $       .22   $       .04
                                                              ===========   ===========

Weighted average number of common shares
   outstanding: (basic)                                         1,173,382     1,173,382
                                                              ===========   ===========
                (diluted)                                       1,192,167     1,186,630
                                                              ===========   ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                    The First Connecticut Capital Corporation
                  Statements of Changes in Stockholders' Equity
                   For the Years Ended March 31, 2003 and 2002
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)



                                                                              Total
                               Common Stock         Paid-in   Accumulated  Stockholders'
                           SHARES        AMOUNT     CAPITAL     DEFICIT      EQUITY

Balance, April 1, 2001    1,173,382   $     587   $   9,253   $  (7,882)   $   1,958

Net income                     --          --          --            45           45
                          ---------   ---------   ---------   ---------    ---------

Balance, March 31, 2002   1,173,382         587       9,253      (7,837)       2,003

Net income                     --          --          --           258          258
                          ---------   ---------   ---------   ---------    ---------

Balance, March 31, 2003   1,173,382   $     587   $   9,253   $  (7,579)   $   2,261
                          =========   =========   =========   =========    =========



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.



                    The First Connecticut Capital Corporation
                            Statements of Cash Flows
                   For the Years Ended March 31, 2003 and 2002
                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  2003       2002
                                                                  ----       ----

OPERATING ACTIVITIES
Net income                                                     $    258    $     45
Adjustments to reconcile net income to net
   cash (used in) provided by operating activities:
Depreciation                                                          5           5
Reduction in provision for loan losses                              (55)         (6)
Amortization of servicing rights                                     69          72
   Increase in mortgage servicing rights                            (52)        (69)
   Decrease in deferred taxes                                       178         304
Increase in asset acquired in lieu of foreclosure                  (515)       --
Origination of loans held for sale                              (17,036)    (13,821)
Proceeds from sales of loans held for sale                       16,820      13,389
Changes in assets and liabilities:
   Decrease in restricted cash                                     --            44
   Decrease (increase) in accrued interest receivable                13         (46)
   Increase in other assets                                         (46)        (27)
   Decrease in accounts payable to related parties                  (49)       --
   Increase in accounts payable and accrued expenses                  6         267
                                                               --------    --------
Net cash (used in) provided by operating activities                (404)        157
                                                               --------    --------

INVESTING ACTIVITIES
Originations of loans                                            (2,999)     (3,132)
Principal collected on loans                                      3,942       3,157
Purchases of fixed assets                                            (1)         (6)
                                                               --------    --------
Net cash provided by investing activities                           942          19
                                                               --------    --------

FINANCING ACTIVITIES
(Decrease) increase in line of credit borrowings                   (954)        121
 Decrease (increase) in amounts due from partnerships                 9         (92)
                                                               --------    --------
Net cash (used in) provided by financing activities                (945)         29
                                                               --------    --------

(Decrease) increase in cash                                        (407)        205

Cash and cash equivalents, beginning of year                        437         232
                                                               --------    --------

Cash and cash equivalents, end of year                         $     30    $    437
                                                               ========    ========

           Supplemental disclosure of cash flow information:
Cash paid for interest                                         $    138    $    234
                                                               ========    ========
Cash paid for taxes                                            $     24    $     11
                                                               ========    ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


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

LOANS - Loans are generally recorded at the principal amount outstanding less the allowance for loan losses and any net deferred loan fees. Loan origination and commitment fees, as well as certain direct origination costs, are recognized as interest income over the term of the loans using a method that approximates the interest method. Interest rates on loans are fixed at the time of issuance and are based upon current market rates. Outstanding loans are payable in a variety of methods over a term generally not exceeding one year, all loans are collateralized by liens on real properties; a few of such properties are subject to prior liens. Interest income on loans is recognized based on rates applied to principal amounts outstanding. In connection with most loans, the borrower also pays a nonrefundable fee to the Corporation.

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

ASSET ACQUIRED IN LIEU OF FORECLOSURE - Asset acquired in lieu of foreclosure is recorded at fair value less costs to sell at the date of transfer. If the fair value, less the estimated costs to sell, decline below the carrying amount of the asset, the deficiency is recognized in the period in which it becomes known and is included as a charge against other operating income.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



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

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



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

Basic and diluted income per share was calculated using the following number of shares:

                                                      2003             2002
                                                      ----             ----
        Average shares outstanding                  1,173,382       1,173,382
                                                    ---------       ---------

        Basic shares                                1,173,382       1,173,382
        Net dilutive effect of options                 18,785          13,248
                                                   ----------       ---------
        Diluted shares                              1,192,167       1,186,630
                                                    =========       =========

RECLASSIFICATIONS - Certain reclassifications were made to the 2001 financial statements to conform with the 2002 presentation. Such reclassifications did not have a material effect on the financial statements.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK OPTIONS - As allowed by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation", the Corporation accounts for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

The Corporation generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Corporation has adopted the disclosure-only provisions of FASB's SFAS No. 123, see Note 10.

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

NEW ACCOUNTING PRONOUNCEMENTS - In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually. The Corporation adopted SFAS No. 142 effective April 1, 2002 and the adoption of the statement had no effect on the financial statements.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses the recognition and measurement of obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective April 1, 2003, with early adoption permitted. The Corporation plans on adopting SFAS No. 143 effective April 1, 2003 and believes the adoption of the statement will have no effect on the financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The Corporation adopted SFAS No. 144 effective April 1, 2002 and the adoption of the statement had no effect on the financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements 4, 44, 64," which addresses reporting related to the extinguishment of debt, accounting for intangible assets and the accounting for leases. The Corporation adopted SFAS No. 145 effective May 15, 2002 and the adoption of the statement had no effect on the financial statements.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities. Under SFAS No. 146, such costs will be recognized when the liability is incurred, rather than at the date of commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, with early application permitted. The Corporation adopted SFAS No. 146 effective January 1, 2003 and the adoption of the statement had no effect on the financial statements.

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9," which addresses accounting for purchases of certain financial institutions. SFAS No. 147 is effective October 1, 2002, with early application permitted. The Corporation adopted SFAS No. 147 effective October 1, 2002 and did not have any goodwill that was subject to Statement No. 72 and therefore the provisions of Statement No. 147 have no effect on the financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123," which provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Corporation has adopted the requirements of SFAS No. 148 effective March 31, 2003 with no material effect on its financial statements.

NOTE 2 - PARTNERSHIPS

On March 21, 1996, the Corporation formed a Limited Partnership (the "Limited Partnership A") known as First Connecticut Capital Mortgage Fund A, Limited Partnership of which the Corporation is the general partner.

The purpose of this entity is to sell units in the Limited Partnership A to investors in a private placement, up to a maximum of $5,000 in $50 units, for the purpose of funding a short-term Portfolio Loan Program for the Limited Partnership A. The limited partners will be restricted to investors who qualify as "Accredited Investors", as defined in Regulation D, promulgated under the Securities Act of 1933.

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 2 - PARTNERSHIPS (CONTINUED)

This program generates income to the Corporation in the form of loan origination fees and servicing fees in excess of stipulated income returns to the limited partners in connection with mortgage loans that are purchased by the Limited Partnership A from the funds invested by the limited partners. The Corporation does not guarantee a return of capital or interest to the limited partners.

On June 26, 2001 the Corporation established a second private placement offering to be known as First Connecticut Capital Mortgage Fund B, Limited Partnership (the "Limited Partnership B") of which the Corporation is the general partner. The purpose of the Limited Partnership B is to sell units to investors in a private placement, up to a maximum of $5,000 in $50 units, for the purpose of supplying additional funding to a short-term Portfolio Loan Program. The partners will also be limited to investors who qualify as "Accredited Investors". The Corporation does not guarantee a return of capital or interest to the limited partners.

As of March 31, 2003 and 2002, the Corporation had a one-percent interest in the Limited Partnership A with a recorded investment balance of $46 and $43, respectively, which is accounted for on the equity method of accounting and included within other assets. The following represents un-audited summarized financial information for the Limited Partnership A as of and for the years ended December 31, 2002 and 2001, the Limited Partnership's fiscal year end:

                                                         2002              2001
                                                         ----           -------
      Total assets
          (principally consisting of
           mortgages receivable)                   $    5,096        $    4,837
      Total liabilities                            $       46        $       71
      Total partnership capital                    $    5,050        $    4,765
      Total revenues                               $      569        $      597
      Net (loss) income                            $      (15)       $       12

As of March 31, 2003 and 2002, the Corporation had a one-percent interest in the Limited Partnership B with a recorded investment balance of $34 and $12, respectively, which is accounted for on the equity method of accounting and included within other assets. The following represents un-audited summarized financial information for the Limited Partnership B as of and for the years ended December 31, 2002 and 2001, the Limited Partnership's fiscal year end:

                                                  2002       2001
                                                  ----       ----
      Total assets (principally consisting
          of mortgages receivable)            $  2,692      $ 813
      Total liabilities                       $     32      $   6
      Total partnership capital               $  2,660      $ 807
      Total revenues                          $    208      $  31
      Net income (loss)                       $      3      $  (1)

                    The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 2 - PARTNERSHIPS (CONTINUED)

The Corporation has not consolidated their investments in the partnerships as the limited partners can remove the Corporation as the general partner through a simple majority vote without cause and therefore the Corporation does not believe that it has an overall controlling interest within the partnerships.

NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans and allowance for loan losses at March 31, 2003 and 2002 are as follows:

                                                         2003          2002
                                                         ----          ----
      Mortgage loans                                  $    2,048    $    2,766
      Allowance for loan losses                             (539)         (594)
                                                      ----------    ----------
      Total                                           $    1,509    $   2,172
                                                      ==========    =========

      Mortgage loans due from related parties         $        -    $     225
                                                      ==========    =========

      Mortgage loans held for sale                    $    1,571    $   1,355
                                                      ==========    =========

Net unamortized fees associated with loans and loans held for sale are $33 and $49 as of March 31, 2003 and $78 and $28 as of March 31, 2002, respectively.

Changes in the allowance for loan losses for the years ended March 31, 2003 and 2002 are as follows:

                                                        2003            2002
                                                        ----            ----
      Beginning balance                           $      594         $    600
      Provisions                                          87               (6)
      Charge-offs                                       (142)             --
      Recoveries                                           -              --
                                                  ----------        ----------
      Ending balance                              $      539        $     594
                                                  ==========        =========

No valuation allowance has been established for the loans held for sale or loans due from related parties as of March 31, 2003 and 2002.

Loans and loans held for sale have interest rates ranging between 12% and 15%. None of the Corporation's loans have a recourse provision.

At March 31, 2003, the Corporation has impaired loans of $594 and a related allowance of $539, as compared to $628 of impaired loans and a related allowance for investment losses of $569 at March 31, 2002.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)




NOTE 3 - LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The average impaired loans for the years ended March 31, 2003 and 2002 were $611 and $637, respectively, and the income recorded (under the cash basis method) on these loans identified as impaired totaled $65 and $66, respectively. Loans on which the accrual of interest has been discontinued for the years ended March 31, 2003 and 2002 amounted to $11 and $25, respectively. If those loans had been current throughout their term, interest income would have increased $2 for both the years ended March 31, 2003 and 2002.

Loans that are overdue by 90 days and accruing interest are $90 and $250 for the years ended March 31, 2003 and 2002, respectively.

Loans serviced for the benefit of others totaled $15,476 and $11,442 for the years ended March 31, 2003 and 2002, respectively.

NOTE 4 - FIXED ASSETS

The costs and related accumulated depreciation of the Corporation's fixed assets at March 31, 2003 and 2002 were as follows:

                                            2003                 2002
                                            ----                 ----
      Improvements                       $        7           $        7
      Equipment                                  50                   49
                                         ----------           ----------
      Fixed assets at cost                       57                   56
      Accumulated depreciation                  (45)                 (40)
                                         ----------           ----------
      Fixed assets - net                 $       12           $       16
                                         ==========           ==========

NOTE 5 - MORTGAGE SERVICING RIGHTS

Mortgage servicing rights at March 31, 2003 and 2002 are summarized as follows:

                                             2003          2002
                                             ----          ----
      Balance at beginning of year, net  $       69      $    72
         Originations                            52           69
         Amortization                           (69)         (72)
                                         ----------      -------
      Balance at end of year, net        $       52      $    69
                                         ==========      =======

The estimated fair value of capitalized mortgage servicing rights is based on estimated cash flows discounted using rates commensurate with risks involved. Assumptions regarding prepayments, defaults and interest rates are determined using available market information. No valuation allowance was recorded at March 31, 2003 and 2002, based on the characteristics of the underlying financial assets.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 6 - INCOME TAXES

The income tax provision consists of the following for the years ended March 31, 2003 and 2002:

                                            2003                 2002
                                            ----                 ----
      Current:
         Federal                         $        -           $        -
         State                                   47                   11
                                         ----------           ----------
      Total current                              47                   11
                                         ----------           ----------

      Deferred:
         Federal                                178                  304
         State                                    -                    -
                                         ----------           ----------
      Total deferred                            178                  304
                                         ----------           ----------

      Total income tax provision         $      225           $      315
                                         ==========           ==========

A reconciliation of the income tax provision computed by applying the federal and state statutory rates to income before taxes to the actual income tax provision for the years ended March 31, 2003 and 2002 is as follows:

                                             2003                   2002
                                             ----                   ----
      Federal income tax provision
         at statutory rate               $      164           $    109
      State income tax, net of
         federal benefit                         47                 11
      Valuation allowance
         adjustment and other                    14                195
                                         ----------           --------
      Total                              $      225           $    315
                                         ==========           ========


The components of the net deferred tax asset at March 31, 2003 and 2002 are as follows:

                                            2003                   2002
                                            ----                   ----
      Deferred tax asset:
         Net operating loss
          carryforwards                  $    2,385           $    2,558
         Loan loss reserves                     162                  178
         Valuation allowance                 (2,475)              (2,486)
                                         ----------           ----------
      Net deferred tax asset             $       72           $      250
                                         ==========           ==========

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)




NOTE 6 - INCOME TAXES (CONTINUED)

The deferred tax asset results primarily from federal net operating loss carryforwards (NOL'S). Management has evaluated the available evidence about future taxable income. The valuation allowance reduces the deferred tax asset related to the NOL'S to management's best estimate of the amount of such deferred tax asset that more likely than not will be realized. The valuation allowance was decreased by $11 and increased by $186 for years ended March 31, 2003 and 2002, respectively. These changes are due primarily to a change in the expected utilization of NOL'S based on future Corporation's earnings and the realizability of the deferred tax asset given the proposed asset purchase transaction of the Corporation, see Note 14.

At March 31, 2003, the Corporation had available federal NOL'S of $7,950 for income tax purposes, which expire from 2004 to 2016.

NOTE 7 - LINE OF CREDIT

The Corporation has a commercial line of credit with Hudson United Bank dated June 11, 2002. This $3,500 line of credit is for a term of one year and interest is computed at 2.5% over the Wall Street Prime Rate and will expire on June 30, 2003. The effective interest rate (Wall Street Prime Rate plus 2.5%) at March 31, 2003 and 2002 was 6.75% and 7.25%, respectively.

The line of credit is collateralized by an assignment of notes and mortgages equal to the amount of the loan. At March 31, 2003 and 2002, there was $1,487 and $2,441 advanced on this line of credit, respectively. In addition, the bank has a security interest in all assets of the Corporation as a result of the line of credit.

The Corporation was in violation with a debt to net worth financial covenant on the bank line of credit as of March 31, 2002. The bank covenants, which are tested annually, are: a) current ratio to exceed 1.5 to 1 at March 31, 2003 and
1.25 to 1 at March 31, 2002, b) debt to worth ratio not to exceed 2 to 1 at March 31, 2003, and 1 to 1 at March 31, 2002 and c) net worth requirement of $2,000. Hudson United Bank has waived the violation of the debt to worth ratio covenant for the year ended March 31, 2002. At March 31, 2003 there were no violations with the bank line of credit financial covenants.

The Corporation's liquidity is highly dependent upon the banks credit line. If the credit facility was not in place the Corporation would seek other similar or alternative financing sources. The Corporation expects Hudson United Bank to renew the current credit line for an additional one-year term.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



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

As of March 31, 2003, the Corporation does not have any loans due from an affiliate. As of March 31, 2002, the Corporation has $225 in loans due from an affiliate, Sonny Field, LLC. The President of Sonny Field, LLC, is a director of the Corporation. The loan is collateralized by a first mortgage on property owned by Sonny Field, LLC and is personally guaranteed by the director. The Loan Committee and the Board of Directors approved the loan which was granted at terms equivalent to other arm's length transactions entered into by the Corporation. The loan was repaid in fiscal year 2003.

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

The Corporation subleases office space to Larson Associates, LLC on a monthly basis. Amounts received from Larson Associates, LLC for the years ended March 31, 2003 and 2002 were $5, respectively.

During 2003 and 2002, the Corporation has sold loans to Limited Partnership A and Limited Partnership B. In addition, the Corporation services all loans sold to these partnerships. As of March 31, 2003 and 2002, the Corporation is servicing $4,795 and $4,768 of loans for Limited Partnership A and $3,263 and $1,254 of loans for Limited Partnership B, respectively. For the years ended March 31, 2003 and 2002, service fee income earned for servicing these loans amounted to approximately $58 and $63 from Limited Partnership A and approximately $34 and $3 from Limited Partnership B, respectively.

Certain members of the Corporation's management, board of directors, employees and their immediate families are limited partners of Limited Partnership A and Limited Partnership B. As of March 31, 2003 and 2002, these individuals accounted for 15% and 19%, respectively, of the ownership in Limited Partnership
A. As of March 31, 2003 and 2002, these individuals accounted for 7% of the ownership in Limited Partnership B.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 8 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

During 2003 and 2002, the Corporation has sold portions of loans to certain members of management, board of directors, employees and their immediate families ("affiliates"). In addition, the Corporation services all of these loans. As of March 31, 2003 and 2002 the Corporation is servicing $3,071 and $2,721 of loans owned by certain members of management, board of directors, employees and their immediate families, respectively. Service fee income earned for servicing these loans amounted to approximately $57 and $41 for the years ended March 31, 2003 and 2002, respectively. Within the above loan amounts the Corporation is servicing $2,098 and $1,390 of loans, as of March 31, 2003 and 2002, respectively, which were sold to a board member, his limited liability company or trust of which fees were earned of $23 and $17, respectively. If for any reason the above loans, that are partially sold, were to default and become an asset acquired, upon liquidation, the board member, his limited liability company or trust is entitled to recovery of its investment and accrued interest before the Corporation can recover its investment in any of the above loans. The Corporation does not guarantee any investment or interest return in the above transactions.

The Corporation grants a priority position on one or more loans, that are partially sold, with the board member, his limited liability company or trust, when the loan bears a higher nature of risk or has a higher loan to value ratio than loans sold to Limited Partnership A, Limited Partnership B or others. Loans are sold to this board member or his limited liability company or trust only if such loans cannot be sold to Limited Partnership A or B, assigned to Hudson United Bank or sold to a different person who does not require a loan priority. It is the opinion of management that the Corporation benefits by selling such loans under this arrangement to such board member, his limited liability company or his trust rather than declining such loans.

The following table summarizes the amount of the loans serviced and the fee income generated from loan sales to affiliates:
                                              2003                  2002
                                              ----                  ----
      Loan sales:
         Management                      $         305        $        367
         Board of Directors                      2,239               1,532
         Employees and families                    527                 822
                                         -------------        ------------
      Total                              $       3,071        $      2,721
                                         =============        ============

      Fee income:
         Management                      $           6        $          6
         Board of Directors                         42                  23
         Employees and families                      9                  12
                                         -------------        ------------
      Total                              $          57        $         41
                                         ===============      ============

None of the above transactions with affiliates have a recourse provision.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)


NOTE 8 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

As of March 31, 2003, the Corporation had borrowed $154 from Partnership A to fund a loan at an interest rate of 11%. The $203 of accounts payable due to related parties at March 31, 2002 is due to a wire transfer of funds clearing April 3, 2002 for a loan that closed on March 25, 2002. The funds are due to the attorney who closed the loan. The attorney is a board member.

NOTE 9 - COMMITMENTS AND CONTINGENCIES AND FINANCIAL
         INSTRUMENTS WITH OFF-BALANCE SHEET RISK

On May 6, 2002, the Corporation entered into a $250 letter of credit issued to the Town of North Branford, Connecticut for compliance of road construction on a project to which the Corporation has a loan. Effective January 23, 2003, the letter of credit was reduced to $100. No amounts have been drawn or are expected to be drawn on this letter of credit which is expected to be released within the next twelve months.

On November 11, 2001, the Corporation had entered into two letters of credit with the town of Glastonbury, Connecticut. The first letter of credit was issued in the original amount of $194 for the construction of a roadway and the second letter is in the amount of $75 for soil and erosion control. Effective October 22, 2002, the roadway letter of credit has been reduced to $14. The $75 letter of credit for soil and erosion control remains in place and is expected to be reduced and/or released within the next twelve months. The same is expected for the balance of the roadway letter of credit. No amounts have been drawn or expected to be drawn on these letters of credit.

The Corporation entered into two letters of credit with the town of Fairfield, Connecticut. The first letter of credit, dated November 22, 2002, is for planning and zoning in the amount of $146. The second letter of credit, dated October 8, 2002, is for sewer construction in the amount of $28. No amounts have been drawn or are expected to be drawn on these letters of credit.

As of March 31, 2003 and 2002, the Corporation had outstanding loan commitments of $2,367 and $3,068, respectively. These amounts represent the balances of construction loans previously closed by the Corporation but not fully advanced.

The Corporation has not been required to perform on any financial guarantees during the years ended March 31, 2003 and 2002. The Corporation has not incurred any losses on its commitments for the years ended March 31, 2003 and 2002.

The Corporation's President has an employment agreement, whereby, upon termination without cause, the President would receive one year in salary or approximately $125,000.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 10 - STOCK OPTIONS

The Corporation has a compensatory stock option plan adopted in 1999 (the "Plan") which enables the granting of options to officers and directors to purchase shares of the Corporation's common stock at prices equal to fair value at the date of grant. Options expire within ten years of grant and vest immediately.

On May 3, 2001, 100,000 options were granted under the Plan at an exercise price of $.64. No options were exercised during the year ended March 31, 2003 and 55,500 options were cancelled during 2003. No options were exercised or cancelled during the year ended March 31, 2002. No compensation cost has been recognized for stock options awarded under the Plan.

On October 1, 2002, the Corporation issued a total of 79,500 non Plan options (other options), at an exercise price of $.82 per share to officers, directors and employees of the Corporation. The options expire five years from the grant date and vest immediately. No other options were exercised or cancelled during the year ended March 31, 2003 and no compensation cost has been recognized.

The Corporation has adopted the disclosure only provision of SFAS No. 123. If the Corporation had elected to recognize compensation costs based on the fair value at the date of the grant for awards granted, consistent with the provisions of SFAS No. 123, the Corporation's net income, after tax, would have been adjusted to reflect additional compensation expense of $2 and $20 for the years ended March 31, 2003 and 2002, respectively. Pro forma net income would have been $256 and earnings per share would have been $.22 (basic and diluted) for the year end March 31, 2003. Pro forma net income would have been $25 and earnings per share would have been $.02 (basic and diluted) for the year ended March 31, 2002. The estimated weighted average fair value of stock options at the time of the grant using the Black-Scholes option pricing model was $.06 for the fiscal year 2003 non Plan option shares issued and $.35 for the fiscal year 2002 Plan option shares issued. The assumptions which were used in computing the weighted fair value of the options were as follows:

                                                   2003               2002
                                                   ----               ----

      Annualized dividend yield                       0%                 0%
      Expected Volatility                         115.0%             108.0%
      Risk free interest rate                       3.1%               5.2%
      Expected option term                            5                 10

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)




NOTE 11 - LEASES

The Corporation leases office space and equipment for use in operations. The leases generally provide that the Corporation pays taxes, insurance and maintenance expenses. Some leases contain renewal options, and rent payments change in accordance with changes in the Consumer Price Index. Rental expense relating to cancelable and non-cancelable operating leases amounted to $31 for both the years ended March 31, 2003 and 2002.

As of March 31, 2003, future minimum rental payments required under non-cancelable operating leases were as follows:

                          2004         $       36
                          2005                 36
                          2006                 36
                          2007                 36
                          2008                 27
                                       ----------

                          Total        $      171
                                       ==========

NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The information provided below is required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments". Methods and assumptions for estimating the fair value of the Corporation's financial instruments are set forth below. Fair values are calculated based on the value without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications or estimated transaction costs.

LOANS - Substantially all of the Corporation's loans have a maturity of one year or less. For loans considered to be impaired under SFAS No. 114, the estimated fair value for loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or on recent external appraisals or other available market information if the loan is collateral dependent. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information and specific borrower information.

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

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)



NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

OTHER ON-BALANCE SHEET FINANCIAL INSTRUMENTS - Other on-balance sheet financial instruments include cash and cash equivalents, accrued interest receivable and a line of credit. The carrying value of each of these financial instruments is a reasonable estimation of fair value.

The following summarizes the Corporation's carrying value and fair value of the financial instruments as of March 31, 2003 and 2002:

                                            MARCH 31, 2003                      MARCH 31, 2002
                                            --------------                      --------------
                                       Carrying         Estimated          Carrying        Estimated
                                         VALUE          FAIR VALUE          VALUE          FAIR VALUE
ASSETS
   Cash and cash equivalents         $        30       $        30       $       437       $       437

   Loans, net                        $     1,509       $     1,509       $     2,172       $     2,172
   Loans due from related parties    $         -       $         -       $       225       $       225
   Loans held for sale               $     1,571       $     1,571       $     1,355       $     1,355
   Asset acquired                    $       515       $       515       $         -       $         -
   Mortgage servicing rights         $        52       $        52       $        69       $        69

LIABILITIES
   Line of credit                    $     1,487       $     1,487       $     2,441       $     2,441
   Accounts payable                  $       254       $       254       $       297       $       297

The above table does not include any amounts for the value of any off-balance sheet items as discussed in Note 9, as the carrying and fair values are not significant.

LIMITATIONS - Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Corporation's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimate.

                   The First Connecticut Capital Corporation
                          Notes to Financial Statements
                   For the Years Ended March 31, 2003 and 2002
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)





NOTE 13 - CONCENTRATIONS OF CREDIT RISK

The majority of the mortgage loans are made to residential home builders within the State of Connecticut. The Corporation believes that all loans are well secured, however, the Corporation is subject to the housing market risks within Connecticut. The Corporation is also subject to individual credit risks as the Corporation has six loans outstanding at March 31, 2003, that account for over 80% of the total loans and loans held for sale. The Corporation has eleven loans outstanding at March 31, 2002, that account for over 70% of the total loans and loans held for sale.

NOTE 14 - ASSET SALE

The Corporation has entered into a definitive agreement with respect to the sale by the Corporation of substantially all of its assets to, and the assumption of all of the Corporation's liabilities by, FCCC Holding Company, LLC, a limited liability company consisting of members of management and the board of directors of the Corporation, including Lawrence R. Yurdin, the Corporation's President (the "Asset Purchase Transaction"). The Corporation has also entered into a definitive agreement with certain private investors who are not presently affiliates of the Corporation with respect to the sale by the Corporation of shares of its common stock and warrants to purchase common stock, together with a contractual undertaking to permit the investors to manage the business and strategic operations of the Corporation subsequent to the sale of the business assets (the "Stock Purchase Transaction").

On April 11, 2003, the Corporation filed a definitive Proxy Statement with the Securities and Exchange Commission for its Annual Meeting of Stockholders that set forth, among other things, information with respect to the Asset Purchase and the Stock Purchase Transactions for stockholder consideration. The date of the Annual Meeting of Stockholders is June 3, 2003, and the record date is April 10, 2003. The Notice of Annual Meeting of Stockholders and Proxy Statements, including copies of the Corporation's Annual Reports on Form 10-KSB, as amended, for the fiscal years ended March 31, 2002 and March 31, 2001, and the Corporation's Quarterly Report on Form 10-QSB, as amended, for the quarterly period ended December 31, 2002, were mailed to stockholders of record on the record date on or about April 25, 2003. At the Annual Meeting, stockholders will be asked to consider, vote upon and approve the Asset Purchase and the Stock Purchase Transactions.

In the event that the stockholders approve the Asset Purchase and Stock Purchase Transactions at the Annual Meeting, the simultaneous closing of those transactions will take place on or about June 10, 2003. If the transactions were to be approved, the Corporation would have sold its operating business. See the Corporation's March 31, 2003 10-KSB for a pro forma balance sheet illustrating the impact of the proposed transaction and for a more detailed discussion of the transactions.